Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2023 RESULTS – RECORD QUARTERLY GOLD PRODUCTION AND SOLID COST PERFORMANCE DRIVE STRONG QUARTERLY EARNINGS AND OPERATING CASH FLOW; WELL POSITIONED TO ACHIEVE ANNUAL PRODUCTION AND COST GUIDANCE

Toronto (July 26, 2023) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the second quarter of 2023.

"Agnico Eagle delivered another strong operational quarter, with record quarterly gold production and better than expected costs driving solid financial results. With this excellent start to the year, we are tracking very well to meet our annual production and cost guidance. I would also like to commend our team for one of the best quarterly safety performances in the Company's history," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "In June we released an update on the Odyssey project at Canadian Malartic, which highlighted an improved production profile, a mine life extension to 2042 and a significant geological upside. We continue to advance the various studies of our key pipeline projects in the Abitibi Gold Belt, with the objective of leveraging our existing infrastructure and generating value for our shareholders. We expect to report the results of these ongoing studies through the first half of 2024. Finally, in the second quarter, we had strong exploration results from Detour, Meliadine, Kittila and at Hope Bay, with the intersection of higher grade mineralization at the Madrid deposit," added Mr. Al-Joundi.

Second quarter 2023 highlights

•	Record quarterly gold production and solid cost performance – Record quarterly gold production reflects 100% ownership of Canadian Malartic for the full quarter, combined with a strong operational performance at all producing sites. Payable gold production[1] in the second quarter of 2023 was 873,204 ounces at production costs per ounce of $851, total cash costs per ounce[2] of $840 and all-in sustaining costs ("AISC") per ounce[3] of $1,150

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a non-GAAP ratio that is not a standardized financial measure under IFRS and, unless otherwise specified, is reported on a by-product basis in this news release. For the detailed calculation of production costs per ounce, the reconciliation of total cash costs to production costs and information about total cash costs per once on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the IFRS and, unless otherwise specified, is reported on a by-product basis in this news release. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Operational performance drives strong quarterly financial results – The Company reported quarterly net income of $0.66 per share in the second quarter of 2023, with adjusted net income[4] of $0.65 per share. Operating cash flow was $1.46 per share

•	Strong operating and safety performance at all mine sites – Gold production and costs in the second quarter of 2023 were better than anticipated, reflecting strong operating performance across the Company's mines, despite the challenges related to wildfires in northern Ontario and Quebec and the caribou migration in Nunavut. Lower than expected costs reflect a strong operating performance, favourable foreign exchange rates and the easing of certain inflationary pressures

•	Important milestones achieved across the portfolio – At the Canadian Malartic complex, the team celebrated production of its seventh million ounce in June. In addition, Detour Lake, Goldex and Macassa each achieved record quarterly mill throughput rates, while Meliadine recorded its best ever monthly mill throughput in May 2023

•	Gold production, cost and capital expenditure guidance reiterated for 2023 – Expected payable gold production in 2023 remains unchanged at approximately 3.24 to 3.44 million ounces with total cash costs per ounce expected to be between $840 and $890 and AISC per ounce expected to be between $1,140 and $1,190. Total capital expenditures (excluding capitalized exploration) for 2023 are still estimated to be approximately $1.42 billion. The Company's 2023 production guidance assumes Kittila operates at an annual rate of 1.6 million tonnes per annum ("Mtpa"). A decision by the Supreme Court of Finland (the "SAC") to either maintain the 1.6 Mtpa permit or revert to the 2.0 Mtpa permit is expected in the third quarter of 2023

•	Solid cash flow generation strengthens the Company's balance sheet and liquidity position – During the second quarter of 2023, the Company repaid $900 million of the amounts drawn on its unsecured revolving bank credit facility. The amount repaid on the unsecured revolving bank credit facility was repaid using $300 million in cash on hand and $600 million drawn on an unsecured term loan facility (the "Term Loan Facility") which the Company entered into in the quarter. Additionally on June 30, 2023, the Company repaid the $100 million 4.54% Series A senior notes at maturity. As at June 30, 2023, the Company's long term debt was $1,942.0 million and its net debt[5] was $1,509.5 million.

4 Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to net income and net income per share see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

5 Net debt is a non-GAAP measure that is not a standardized measure under IFRS. For a reconciliation to long-term debt, see "Reconciliation of non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Update on key value drivers and pipeline projects

•	Odyssey mine at the Canadian Malartic complex – In June 2023, the Company released the results of a new internal study reflecting significant project advancements, an improved valuation and opportunities to further enhance value (see the news release dated June 20, 2023). Shaft sinking activities ramped up through the quarter, with approximately 60 metres sunk as at June 30, 2023. Production via the ramp at the Odyssey South deposit increased through the quarter and remains on schedule to reach a planned rate of 3,500 tonnes per day ("tpd") in 2024. Drilling activities focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west

•	Detour Lake – In the second quarter of 2023, the mill set a record for quarterly throughput, with an improved mill availability of 92.8%. The continued focus on mill process optimization and mill availability is tracking well to reach and potentially exceed, throughput of 28.0 Mtpa. The Company is advancing the underground mining scenario study based on a revised mineral resource model and expects to report the results of this study in the first half of 2024

•	Optimization of assets and infrastructure in the Abitibi Gold Belt – The Company continued to advance several internal evaluations to assess potential production opportunities at the Macassa Near Surface and the Amalgamated Kirkland ("AK") deposits, and at the Upper Beaver and Wasamac projects. These evaluations include an assessment of ore transportation via rail or truck to the Company's existing processing facilities in the region, with a goal of increasing future gold production at lower capital costs and with a reduced environmental footprint. The results of these evaluations are expected to be reported in the first half of 2024

•	Positive exploration results at Detour, Meliadine, Kittila and Hope Bay

•	Based on exploration success in the first half of 2023, a supplemental exploration budget of $32 million has been approved – The Company's exploration program returned positive results in the first half of 2023 at several key operating sites and projects, showing excellent potential to identify additional mineral resources and replace mineral reserves. These results support the focused addition of supplemental budgets. An update on selected exploration programs and budgets is set out in the sections below

•	Detour – Drilling continues to investigate the deposit below the West Pit mineral reserve and the western plunge extension of the mineralization to confirm the mineralized zones potentially amenable to underground mining. Drill results below the West pit reserve continue to demonstrate potential for a higher grade envelope with a recent intercept yielding 12.9 grams per tonne ("g/t") gold over 12.9 metres at 400 metres depth, while two kilometres west of the open pit mineral reserves mineralization remains open with a recent intercept returning 2.8 g/t gold over 14.4 metres at 1,061 metres depth

•	Meliadine – Drilling continues to investigate the vertical extensions of the mineralized zones in the central part of the Tiriganiaq, Wesmeg and Wesmeg North deposits. At Wesmeg North, a recent intercept yielded 6.3 g/t gold over 7.4 metres at 558 metres depth. Approximately 1.5 kilometres southeast of Tiriganiaq at the F-Zone deposit, a recent intercept yielded 6.4 g/t gold over 16.0 metres at 167 metres depth in the upper portion of the deposit

•	Kittila – Drilling has extended the Rimpi Main Zone to the north, outside of the current mineral resources, with a recent intercept yielding 7.2 g/t gold over 4.5 metres at 1,102 metres depth. In the Roura area close to the shaft bottom, a recent intercept in the Main Zone yielded 7.7 g/t gold over 7.3 metres at 1,152 metres depth. At shallow depth in the Rimpi area, the Parallel / Sisar Zone was identified in an area that has received limited drilling to date, yielding 3.1 g/t gold over 4.5 metres at 142 metres depth and opening a new near-surface target area for future exploration

•	Hope Bay project – A total of nine exploration drill rigs were operating at the Doris and Madrid deposits and regionally during the second quarter. At Doris, drilling in the BCO Zone continued to return good grades and thicknesses to further confirm the potential to expand the zone along strike. At Madrid, drilling focused on a two-kilometre long, previously untested gap between the Suluk and Patch 7 zones, with new highlight intercepts of 10.0 g/t gold over 14.0 metres at 677 metres depth and 13.7 g/t gold over 4.6 metres at 697 metres depth. This drilling confirms the potential of Madrid/Suluk/Patch 7 as it extends the high-grade Patch 7 Zone by 500 metres vertically and by 900 metres laterally at depth

•	A quarterly dividend of $0.40 per share has been declared

Second Quarter 2023 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, July 27, 2023 at 11:00 AM (E.D.T.) to discuss the Company's second quarter 2023 financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3CqLElb to receive an instant automated call back.

Replay Archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 008251#. The conference call replay will expire on August 27, 2023.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Second Quarter 2023 Financial and Production Results

In the second quarter of 2023, net income was $326.8 million ($0.66 per share). This result includes the following items (net of tax): derivative gains on financial instruments of $20.1 million ($0.04 per share), a non-cash fair value adjustment on inventory sold during the quarter related to the acquisition of the remaining 50% of Canadian Malartic included in production costs of $13.7 million ($0.03 per share), foreign currency translation gains on deferred tax liabilities of $9.6 million ($0.02 per share), non-cash foreign currency translation losses of $4.0 million ($0.01 per share) and various other adjustment losses of $7.5 million ($0.01 per share).

Excluding the above items results in adjusted net income of $322.4 million or $0.65 per share for the second quarter of 2023. For the second quarter of 2022, the Company reported net income of $290.4 million ($0.64 per share).

Included in the second quarter of 2023 net income, and not adjusted above, is a non-cash stock option expense of $2.5 million ($0.01 per share).

In the first six months of 2023, the Company reported net income of $2,143.7 million ($4.45 per share) compared to the first six months of 2022, when net income was $409.5 million ($0.97 per share).

The increase in net income in the second quarter of 2023 compared to the prior-year period is due to a gain on derivative financial instruments, higher mine operating margins6 from higher sales volumes resulting from the acquisition of the remaining 50% of Canadian Malartic and lower income and mining tax expenses, partially offset by higher amortization.

The increase in net income in the first six months of 2023 is primarily due to a remeasurement gain resulting from the application of purchase accounting relating to a business combination attained in stages, which requires the remeasurement of the Company's previously held 50% interest in the Canadian Malartic complex to fair value. The fair value of the Company's previously held 50% interest and the resulting gain on remeasurement, along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which may not exceed 12 months from the acquisition date.

In the second quarter of 2023, cash provided by operating activities was $722.0 million ($693.0 million before changes in non-cash components of working capital), compared to the second quarter of 2022 when cash provided by operating activities was $633.3 million ($706.0 million before changes in non-cash components of working capital). Cash provided by operating activities (before changes in non-cash components of working capital) was slightly lower in the second quarter of 2023 when compared to the prior-year period as higher revenues from higher sales volumes and metals prices was more than offset by higher production costs and higher financing costs.

In the first six months of 2023, cash provided by operating activities was $1,371.6 million ($1,301.8 million before changes in non-cash components of working capital), compared to the first six months of 2022 when cash provided by operating activities was $1,140.7 million ($1,072.0 million before changes in non-cash components of working capital). Cash provided by operating activities (before changes in non-cash components of working capital) increased when compared to the prior-year period primarily due to higher sales volumes from a full six months contribution in 2023 from the Detour Lake, Macassa and Fosterville mines as opposed to 149 days in the first six months of 2022 following the closing of the merger (the "Merger") with Kirkland Lake Gold Ltd. and higher sales volumes from the acquisition of the remaining 50% of the Canadian Malartic complex.

6 Operating margin is a non-GAAP measure that is not a standardized measure under IFRS. For a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

In the second quarter of 2023, the Company's payable gold production was a record 873,204 ounces. This compares to quarterly payable gold production of 858,170 ounces in the prior-year period as the additional production from the acquisition of the remaining 50% of the Canadian Malartic complex was partially offset by lower production at the Detour Lake and LaRonde mines.

In the first six months of 2023, the Company's payable gold production was 1,686,017 ounces compared to the first six months of 2022 when payable gold production was 1,518,774 ounces. The increase in payable gold production is a result of additional days of production in 2023 at the Detour Lake, Macassa and Fosterville mines as described above and the additional production from the acquisition of the remaining 50% of the Canadian Malartic complex, partially offset by lower production at the Detour Lake and LaRonde mines.

In the second quarter of 2023, production costs per ounce were $851, compared to $766 in the prior-year period and total cash costs per ounce were $840, compared to $726 in the prior-year period. Production costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne related to inflation. A detailed description of the minesite costs per tonne at each mine is set out below. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne related to inflation, higher royalties resulting from the acquisition of the remaining 50% of the Canadian Malartic complex and a lower fair value adjustment impacting inventory in the second quarter of 2023.

In the first six months of 2023, production costs per ounce were $828, compared to $869 in the prior-year period and total cash costs per ounce were $836, compared to $763 in the prior-year period. Production costs per ounce decreased when compared to the prior-year period primarily due to the increase in payable gold production during the period. Total cash costs per ounce increased when compared to the prior-year period primarily due to the lower fair value adjustment impacting inventory in the current year.

In the second quarter of 2023, AISC per ounce were $1,150, compared to $1,026 in the prior-year period. AISC per ounce increased in the second quarter of 2023 when compared to the prior-year period primarily due to the same reasons that caused higher total cash costs per ounce.

In the first six months of 2023, AISC per ounce were $1,138, compared to $1,051 in the prior-year period. AISC per ounce increased when compared to the prior-year period primarily due to the same reasons that caused higher total cash costs and higher sustaining capital expenditures per ounce.

Solid Cash Flow Generation Continues to Support Investment Grade Balance Sheet; Financial Flexibility Strengthened with Increased Liquidity

With the strong cash-flow generation during the second quarter, the Company used cash on hand to repay $300 million of the $1.0 billion drawn from its unsecured revolving bank credit facility used to fund the cash consideration paid in connection with the acquisition of Yamana's Canadian assets on March 31, 2023 (the "Yamana Transaction"). On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides the $600 million Term Loan Facility. The Company drew down in full on the Term Loan Facility on April 28, 2023 and used the proceeds to partially repay the amounts drawn on the unsecured revolving bank credit facility. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company's credit rating. The Term Loan Facility may be prepaid without penalty.

As of June 30, 2023, the outstanding balance on the Company's unsecured revolving bank credit facility was $100 million, and available liquidity under this facility was approximately $1.1 billion, not including the uncommitted $600 million accordion feature. Additionally on June 30, 2023, the Company repaid out of available cash the $100 million 4.54% Series A senior notes at maturity, further reducing the Company's indebtedness.

Cash and cash equivalents decreased to $432.5 million at June 30, 2023, from the March 31, 2023 balance of $744.6 million, primarily due to debt repayment, partially offset by higher cash flow from operations (higher sales volumes and realized gold prices). At June 30, 2023 the Company's long term debt was $1,942.0 million and net debt decreased to $1,509.5 million from the March 31, 2023 balance of $1,597.9 million.

On April 7, 2023, Moody's upgraded its credit rating outlook for the Company to "positive" from "stable", while affirming the credit rating at Baa2. On June 20, 2023, Fitch Ratings affirmed its credit rating for Agnico Eagle at BBB+ with a Stable Outlook. These investment grade credit ratings reflect the Company's strong business and credit profile, while maintaining low leverage and conservative financial policies and recognizing the benefits of the Company's size and scale and operations in favourable mining jurisdictions.

In May 2023, the Company received approval from the TSX to renew its normal course issuer bid ("NCIB") pursuant to which the Company is permitted to purchase up to the lesser of (i) 5% of its issued and outstanding common shares and (ii) the number of common shares that may be purchased by the Company for an aggregate purchase price, excluding commissions, of $500.0 million. Purchases under the NCIB may continue for up to one year from the commencement date of May 4, 2023. Purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.

Agnico Eagle believes that the NCIB provides a flexible tool as part the Company's overall capital allocation program and objectives and generates value for shareholders. In the second quarter of 2023, no purchases were made under the NCIB.

Approximately 55% of the Company's estimated Canadian dollar exposure for the remainder of the year is hedged at an average floor price above 1.32 C$/US$. Approximately 29% of the Company's estimated Euro exposure for the remainder of the year is hedged at an average floor price of approximately 1.03 US$/EUR. Approximately 58% of the Company's estimated Australian dollar exposure for the remainder of the year is hedged at an average floor price above 1.45 A$/US$. Approximately 33% of the Company's estimated Mexican peso exposure for the remainder of the year is hedged at an average floor price above 20.70 MXP/US$. The Company's full year 2023 cost guidance is based on assumed exchange rates of 1.32 C$/US$, 1.10 US$/EUR, 1.40 A$/US$ and 20.00 MXP/US$.

With the completion of the initial diesel purchase for the Company's Nunavut operations on the 2023 sealift, approximately 64% of the Company's diesel exposure for the remainder of the year is hedged at an average price of $0.69 per litre, compared to the 2023 cost guidance assumption of $0.93 per litre. The sea-lift purchase, along with financial hedges, will continue to help mitigate operating cost risks and they are expected to provide protection against diesel price inflation for the remainder of the year.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging positions are not factored into 2023 and future guidance.

Capital Expenditures

In the second quarter of 2023, capital expenditures were $382.4 million and capitalized exploration expenditures were $33.6 million, for a total of $416.0 million. Total expected capital expenditures (including capitalized exploration) remain in line with guidance for the full year 2023.

The following table sets out capital expenditures (including sustaining capital expenditures7 and development capital expenditures7) and capitalized exploration in the second quarter of 2023.

7 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS. See "Note Regarding Certain Measures of Performance" and "Reconciliation of Non-GAAP Performance Measures – Reconciliation of Sustaining Capital Expenditures to Consolidated Statements of Cash Flow".

Capital Expenditures
(In thousands of U.S. dollars)
	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
Sustaining Capital Expenditures
LaRonde complex	19,788	35,527	641	896
Canadian Malartic complex	34,086	50,670	—	—
Goldex mine	3,428	8,166	210	294
Detour Lake mine	60,678	113,962	—	—
Macassa mine	8,646	15,036	250	508
Meliadine mine	13,839	26,916	1,865	3,874
Meadowbank complex	35,624	71,255	—	—
Hope Bay project	145	147	—	—
Fosterville mine	7,252	14,921	46	346
Kittila mine	12,310	21,220	(352)	1,073
Pinos Altos mine	8,062	16,059	345	598
La India mine	45	71	6	6
Total Sustaining Capital	$203,903	$373,950	$3,011	$7,595

Development Capital Expenditures
LaRonde complex	17,813	33,107	—	—
Canadian Malartic complex	46,548	76,366	2,370	3,573
Goldex mine	8,064	16,075	774	2,052
Akasaba West project	8,706		—
Detour Lake mine	24,775	47,383	8,815	17,282
Macassa mine	16,108	37,158	7,552	14,915
Meliadine mine	33,622	49,695	3,652	5,459
Amaruq underground project	(21)	310	—	—
Hope Bay project	2,724	3,199	—	—
Fosterville mine	8,573	11,714	4,727	10,690
Kittila mine	8,353	19,049	2,193	2,193
Pinos Altos mine	1,175	3,374	518	1,112
Other	2,092	2,455	—	—
Total Development Capital	$178,532	$318,960	$30,601	$57,276
Total Capital Expenditures	$382,435	$692,910	$33,612	$64,871

* Excludes capitalized exploration

2023 Guidance Unchanged

The Company is on track to meet its 2023 gold production guidance of between 3.24 and 3.44 million ounces, which is based on the assumption that the Kittila mill operates at an annual rate of 1.6 Mtpa. Through the first half of 2023, Kittila has maintained operational flexibility to process 2.0 Mtpa in 2023. The SAC is expected to provide its final decision on Kittila's operating permit in the third quarter of 2023. If the SAC reverses the lower court ruling and reinstates the operating permit at 2.0 Mtpa, then the Company expects Kittila to produce up to 30,000 ounces of additional gold in the second half of 2023 as compared to the current guidance, however, the Company can provide no assurance that the SAC will reverse the lower court decision. If the SAC upholds the lower court decision and maintains the current operating permit of 1.6 Mtpa, the Company would be required to scale back operations during the fourth quarter of 2023 to remain within the permitted annual rate.

The Company is also on track to meet its 2023 guidance for total cash costs per ounce and AISC per ounce of between $840 and $890 and between $1,140 and $1,190, respectively. Total expected capital expenditures (excluding capitalized exploration) for 2023 remain at approximately $1.42 billion.

The closing of the Yamana Transaction on March 31, 2023 resulted in a remeasurement of the Company's previously-held 50% ownership of Canadian Malartic. This remeasurement will continue to affect the Company's depreciation and amortization for the remainder of the year as 100% of the assets are re-measured to fair value. The 2023 depreciation and amortization expense guidance is now expected to be between $1.50 to $1.55 billion for the full year 2023 (versus previous guidance of $1.36 and $1.41 billion).

Update on Key Value Drivers and Pipeline Projects

Highlights on the key value drivers (Odyssey mine, Detour Lake mine and optimization of assets and infrastructure in the Abitibi region of Quebec), the Hope Bay project and the San Nicolás project are set out below. Details on certain mine expansion projects (Macassa shaft and new ventilation system, Kittila shaft, Meliadine Phase 2 and Amaruq underground) are set out in the applicable operational sections of this news release.

Odyssey Project

The Company released the results of a new internal study on the Odyssey project (the "2023 Odyssey Study") in June 2023, reflecting significant project advancements and the new economic environment (refer to the news release dated June 20, 2023). The forecast parameters for the 2023 Odyssey Study include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. Key highlights of the 2023 Odyssey Study and work completed in the second quarter of 2023 include:

•	Approximately 60% of the surface construction has been completed with approximately $429 million spent on construction and development activities through June 30, 2023

•	As at June 30, 2023, approximately 60 metres of the shaft had been sunk, with approximately 50 metres of that concrete-lined. Shaft sinking activities increased through the quarter, with the ongoing commissioning of shaft sinking equipment

•	Production via the ramp from Odyssey South totaled 6,750 ounces of gold for the second quarter of 2023. The commissioning of the paste plant is expected to be completed in the third quarter 2023, which will facilitate the production ramp-up to the design rate of 3,500 tpd in 2024

•	The extraction of the first stope at Odyssey South in the second quarter of 2023 has shown positive reconciliation with respect to tonnes and gold grade, reflecting the potential contribution from internal zones. The Company continues to drill to better identify the internal zones that have the potential to improve the production profile at Odyssey South. The production levels below level 36 have been redesigned to capture the potential mining recovery of these zones

•	The next phase of surface construction and underground mine development is on schedule, with a focus on initiating production from East Gouldie via ramp and shaft in 2027. The main hoist building is expected to be completed in 2025, while the ore silo, the second phase of the paste plant, the shaft sinking and the first loading pocket at mid shaft are expected to be completed in 2027

•	Confidence in the mine plan improved, with approximately 53% of mineable gold ounces now categorized as indicated mineral resources compared to approximately 5% in the internal study completed in 2020 (the "2020 Odyssey Study")

•	The larger mineable mineral resource extended the mine life to 2042 and increased the forecast gold production for the Odyssey mine by 23%, or 1.7 million ounces of gold, compared to the 2020 Odyssey Study

•	Capital expenditures and operating cost estimates were updated to reflect the current inflationary environment

•	The larger mineable mineral resource, construction progress and current higher gold price environment more than offset anticipated cost inflation and contributed to an increase in project value when compared to the 2020 Odyssey Study. Using a gold price assumption of $1,650 per ounce and a C$/US$ foreign exchange rate assumption of 1.32, the Odyssey mine has an after-tax IRR of 24% and an after-tax NPV (at a 5% discount rate) of $1.60 billion. At current gold prices of approximately $1,950 per ounce, the after-tax IRR and NPV are approximately 33% and $2.46 billion, respectively

The Company believes the potential for further conversion of inferred mineral resources at Odyssey is significant and is expected to add mine life and continue to increase value. Up to 16 drill rigs were active on the Canadian Malartic property during the second quarter, including: five underground drills in the Odyssey South and internal zones; four surface drills focused on expanding and infilling the East Gouldie mineralization; four drill rigs investigating new regional targets around the Odyssey mine and Canadian Malartic mines; and three drill rigs investigating near-surface targets at the Camflo property, located 4.0 kilometres northeast of the Odyssey mine infrastructure, where a first phase of 60 drill holes was completed early in the second quarter.

During the second quarter of 2023, 32,285 metres of capitalized and expensed drilling were completed. Drilling targeted several areas that are part of the Odyssey mine, including the infill of the East Gouldie deposit from surface, and of the Odyssey South and Odyssey internal zones from the exploration ramp.

Exploration drilling also continued to investigate the broader East Gouldie mineralized zone and extended the zone laterally to the east and to the west. Regional exploration drilling totaled 3,000 metres during the second quarter, with work resuming on the Rand Malartic property to test the extension of the Odyssey mine's different zones and the launch at quarter-end of the Phase 2 drilling program around the Camflo mine to further investigate its near-surface potential.

Detour Lake Mine

In the second quarter of 2023, the Detour Lake mine established a new quarterly record for mill throughput (74,725 tpd), reflecting an improved mill availability of 92.8% and a continued effort to optimize mill processes. The Company is advancing several projects to improve runtime and sustain throughput of 28.0 Mtpa. Areas of focus include modifications to the 610 re-feed chutes, improvements to secondary crusher liner profiles to extend wear life and optimization of the secondary crusher.

The Company is also assessing several projects to potentially exceed the mill throughput of 28.0 Mtpa, including ore sorting and the implementation of advanced process control utilizing artificial intelligence or expert systems. Building on positive results in 2022, the Company initiated an ore sorting pilot test with the objective to process approximately 1.5 million tonnes of low-grade material to establish the key design criteria of a full-size sorting plant. The pilot project will also help determine the economic viability of a full-size sorting operation at Detour Lake.

Ten drill rigs were active in exploration drilling at Detour Lake during the second quarter of 2023, completing 63,326 metres of drilling for a total of 128,539 metres completed during the first six months of 2023.

Drilling during the second quarter targeted specific gold mineralized horizons within and below the West Pit mineral reserve to examine gold continuity between existing drill holes, and targeted the western plunge extension of the open-pit mineralization to firm up the mineralized zones potentially amenable to underground mining, with the following highlights:

•	Close to the open pit mineral reserves, hole DLM23-632 returned 2.5 g/t gold over 11.4 metres at 309 metres depth, 12.9 g/t gold over 12.9 metres at 400 metres depth and 1.0 g/t gold over 57.4 metres at 436 metres depth

•	In the western extension of the open pit mineral resources, hole DLM23-654A returned 2.7 g/t gold over 14.9 metres at 424 metres depth, 7.6 g/t gold over 2.7 metres at 521 metres depth and 2.5 g/t gold over 16.1 metres at 573 metres depth

•	Almost two kilometres west of the open pit mineral reserves, hole DLM23-665 returned 2.8 g/t gold over 14.4 metres at 1,061 metres depth, further demonstrating the continuity of gold mineralization along the main Detour horizon past the current area identified for underground mining potential. The "out-pit" mineralization extends more than 2.4 kilometres west of the current mineral resource pit outline

Additional selected results from the second quarter drilling at Detour Lake are provided in the plan map, composite longitudinal section and table below.

With the ongoing exploration drilling success at Detour Lake, the Company has approved a supplemental exploration budget of $5.2 million for an additional 35,000 metres of drilling at Detour Lake during the remainder of 2023. This additional drilling is expected to accelerate the identification of underground mineral resources in the western pit extension. The previous budget at Detour Lake for the full year 2023 was comprised of $33 million for 171,000 metres of expensed and capitalized drilling.

With continued positive drilling results in the higher grade zones investigated for underground mining potential, the Company has decided to integrate additional drill data from the first half of 2023 into a maiden underground mineral resource model that will be used to evaluate potential underground mining scenarios. Results of an internal evaluation of the underground mining potential are now expected to be reported in the first half of 2024.

[Detour Lake – Plan Map and Composite Longitudinal Section]

Recent selected exploration drill results from West Pit and West Pit Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
DLM23-598W	West Pit	1,169.0	1,181.0	964	11.3	3.3
DLM23-604	West Pit	268.0	287.0	250	15.1	3.8
and	West Pit	304.8	339.0	289	27.5	1.9
and	West Pit	538.0	564.0	487	21.8	2.0
and	West Pit	604.0	607.0	533	2.5	9.9
DLM23-612	West Pit	616.0	676.0	538	53.4	1.4
including		625.0	644.0	529	16.9	2.8
and	West Pit	696.1	744.7	596	43.5	1.5
DLM23-616	West Pit	599.0	625.2	439	25.3	2.9
and	West Pit	656.0	677.0	474	20.3	3.2
DLM23-620	West Pit Extension	495.0	498.0	445	2.5	81.4
and	West Pit Extension	737.0	743.8	647	6.0	3.2
DLM23-628	West Pit	26.2	43.0	29	14.2	6.8
including		26.2	29.8	24	3.0	30.6
DLM23-629	West Pit	306.0	374.0	279	60.7	7.2
including		316.0	319.0	262	2.7	137.0
and	West Pit	467.0	504.0	392	33.7	2.5
including		468.0	471.0	379	2.7	21.6
and	West Pit	620.5	635.9	498	14.2	3.4
DLM23-632	West Pit	376.7	389.3	309	11.4	2.5
and	West Pit	496.0	510.0	400	12.9	12.9
and	West Pit	521.0	583.0	436	57.4	1.0
DLM23-633	West Pit	247.0	272.0	203	22.7	4.6
and	West Pit	423.0	509.0	355	80.2	1.0
DLM23-644	West Pit	372.9	397.2	326	21.5	2.2
and	West Pit	416.0	434.0	357	16.1	2.7
and	West Pit	513.0	516.0	426	2.7	10.1
and	West Pit	545.0	576.0	460	28.5	2.5
and	West Pit	702.0	767.0	588	60.2	1.2
DLM23-646	West Pit	632.0	646.3	565	11.8	2.4
DLM23-648	West Pit	309.0	317.0	259	7.0	10.0
and	West Pit	487.0	512.2	406	22.8	2.3
and	West Pit	525.0	529.0	427	3.6	10.6
and	West Pit	637.0	653.7	516	15.3	4.1
including		641.7	647.7	515	5.5	9.8
and	West Pit	784.0	826.0	633	38.9	0.9
DLM23-652A	West Pit	227.0	251.0	205	20.4	2.4
DLM23-654A	West Pit Extension	479.0	496.0	424	14.9	2.7
and	West Pit Extension	608.0	611.0	521	2.7	7.6
and	West Pit Extension	668.3	686.0	573	16.1	2.5
DLM23-662A	West Pit	959.0	972.0	868	11.1	3.1
DLM23-665	West Pit Extension	1,225.6	1,242.0	1061	14.4	2.8
DLM23-666	West Pit Extension	339.0	357.1	291	15.8	3.0
and	West Pit Extension	385.0	411.0	331	22.8	3.7
and	West Pit Extension	428.0	436.0	359	7.1	10.6
DLM23-667CW	West Pit Extension	783.0	803.0	704	17.2	1.4
including	West Pit Extension	797.0	801.0	709	3.4	4.0
and	West Pit Extension	1,009.0	1,013.2	879	3.8	5.1
and	West Pit Extension	1,061.7	1,067.7	920	5.4	7.1
DLM23-670CW	West Pit	713.8	753.0	616	35.5	0.9
and	West Pit	858.6	892.0	722	30.9	1.2
including		868.0	871.0	718	2.8	6.6
and	West Pit	944.0	960.5	778	15.4	4.3
DLM23-678	West Pit Extension	226.0	229.0	198	2.5	15.0
and	West Pit Extension	313.1	317.0	271	3.3	6.3
and	West Pit Extension	559.0	586.1	481	23.9	2.0
and	West Pit Extension	624.0	642.0	529	16.0	2.4
DLM23-689	West Pit Extension	1,090.7	1,093.7	981	2.5	17.3
DLM23-690	West Pit Extension	882.8	889.0	754	5.8	2.9
and	West Pit Extension	934.0	965.0	799	29.2	2.4
DLM23-693	West Pit Extension	834.0	837.0	752	2.4	26.7

Optimization of Assets and Infrastructure in the Abitibi Region

During the second quarter of 2023, the Company advanced internal studies to assess potential production opportunities at the Macassa Near Surface and AK deposits, and the Upper Beaver and Wasamac projects. Among the alternatives considered, the Company is evaluating the potential to transport ore via rail or truck to the LaRonde and Canadian Malartic processing facilities, which are expected to have excess mill capacity in the future. Leveraging existing regional infrastructure has the potential to result in regional production growth at lower capital costs and with a reduced environmental footprint, which could also be beneficial to future permitting activities.

The Macassa Near Surface and AK deposits are accessible from an existing surface ramp at Macassa. Production from the Near Surface deposits commenced in the second quarter of 2023, with processing of the ore at the Macassa mill. Production from the AK deposit could potentially begin in 2024. With the commissioning of the Shaft #4 and increased productivity from the Macassa deep mine, the Macassa mill is expected to reach its full capacity of 1,650 tpd by mid-2024. The Company is evaluating the opportunity to process the near surface and AK ores at the LaRonde complex, which is approximately 130 kilometres away, and avoid capital costs associated with a mill expansion at Macassa. Average annual production from these two deposits could potentially be between 20,000 and 40,000 ounces of gold, commencing in 2024. The Company expects to report results on this evaluation in early 2024.

Drilling on the AK Zone close to surface continues to convert and expand the current mineral resources, and the results show good continuity of mineralization in this zone, which is characterized by disseminated pyrite in a sheared structure. Recent results include 11.1 g/t gold over 5.1 metres at 250 metres depth in hole KLAK-206 and 10.4 g/t gold over 2.5 metres at 240 metres depth in hole KLAK-186.

The Company is updating the studies that were previously completed at the Upper Beaver and Wasamac projects to reflect the current gold price and cost environment. Alternative processing scenarios at either the LaRonde or Canadian Malartic processing facilities are also being evaluated. Both mill complexes are close to existing road and rail infrastructure and the Company is evaluating operational feasibility, operating costs and additional infrastructure that would be required to load, transport and unload ore for processing and the tailings required for paste backfill. Both Upper Beaver and Wasamac have the potential to be low-cost mines with annual production of 150,000 to 200,000 ounces of gold with moderate capital outlays and initial production potentially commencing in 2030 and in 2029, respectively.

The Company expects to consolidate the results of these various internal evaluations early in 2024 and report results through the first half of 2024.

Hope Bay – Extensive Exploration Drilling at Doris and Madrid in Second Quarter of 2023; Step-Out Drilling Extends Madrid's High-Grade Patch 7 Zone at Depth and Laterally

Exploration drilling continued at Hope Bay during the second quarter with six drill rigs at surface testing the Doris and Madrid deposits as well as regional targets, and three drill rigs underground at Doris completing combined totals of 48,840 metres in 89 holes during the second quarter and 88,698 metres in 168 holes during the first half of the year.

The objective is to grow the mineral resources at both deposits to support future project studies and potentially resume mining at Hope Bay.

At Doris, drilling into the extensions of the main fold hinge of the BCO Zone returned 15.0 g/t gold over 6.4 metres at 422 metres depth in hole HBBCO23-153, 5.5 g/t gold over 5.1 metres at 585 metres depth in hole HBBCO23-154 from underground drilling and 17.1 g/t gold over 4.8 metres at 607 metres depth in hole HBD23-071, demonstrating the potential to continue growing the mineral resource laterally beyond the areas of historical mining.

Wide step-out drilling at Madrid at depth below the current mineral resources has encountered gold mineralization with gold grades that are greater than the known Naartok, Suluk and Patch-7 zones in an under-explored 1.5-kilometre gap in historical drilling between 400 and 700 metres depth. Within this gap, hole HBM23-086 returned 13.7 g/t gold over 4.6 metres at 697 metres depth and follow-up hole HBM23-105 returned 10.0 g/t gold over 14.0 metres at 677 metres depth. At shallower depths, hole HBM23-095 returned 3.1 g/t gold over 21.4 metres at 580 metres depth and hole HBM23-091 returned 5.3 g/t gold over 13.9 metres at 352 metres depth in the Patch 7 Zone.

This drilling has extended the high-grade Patch 7 Zone by 500 metres vertically and by 900 metres laterally at depth, and follow-up drilling will continue testing the gap between Suluk and Patch 7 at 200-metre step-outs to evaluate the potential of this zone.

Selected recent drill intercepts from the Doris and Madrid deposits are set out in the composite longitudinal sections and table below.

[Doris Deposit at Hope Bay – Composite Longitudinal Section]

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

Recent selected drill results from Doris and Madrid deposits at Hope Bay

Drill hole	Deposit / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBBCO23-153	Doris / BCO WL	205.0	213.3	422	6.4	24.0	15.0
including		210.0	213.3	422	2.6	55.1	32.4
HBBCO23-154	Doris / BCO WL	221.0	230.1	585	5.1	5.5	5.5
including		227.3	230.1	587	1.6	12.7	12.7
HBD23-071	Doris / BCO WL	731.5	737.3	607	4.8	17.1	17.1
HBM23-086	Madrid / Patch 7-Suluk Gap	832.5	840.5	697	4.6	15.1	13.7
HBM23-091	Madrid / Patch 7	394.0	410.0	352	13.9	5.3	5.3
including		395.0	406.5	351	10.0	6.6	6.6
HBM23-095	Madrid / Patch 7-Suluk Gap	723.5	757.0	580	21.4	3.1	3.1
including		730.0	744.0	577	9.0	5.3	5.3
HBM23-105	Madrid / Patch 7-Suluk Gap	815.0	839.5	677	14.0	14.5	10.0
including		830.5	838.0	682	4.3	42.3	27.6

*Results from the Doris and Madrid deposits at Hope Bay use a capping factor of 50 g/t gold.

Based on the positive results at Doris and Madrid in the first half of the year, the Company has approved a supplemental exploration budget at Hope Bay of $14.5 million for an additional 58,000 metres of drilling during the remainder of 2023. The previous exploration budget at Hope Bay for the full year 2023 was $30.6 million for 72,000 metres of drilling.

A regional exploration program is also underway, with field work commencing in May. One drill rig has been mobilized to test anomalies identified during the 2022 and 2023 field seasons with a focus on targets near the Koignuk fault, located four kilometres northwest of the Madrid deposit, and targets outside of the main Madrid mineralized trend.

In the meantime, technical studies continue to progress while larger production scenarios for Hope Bay are being evaluated.

San Nicolás Project

On April 6, 2023, the Company and Teck Resources Limited ("Teck") entered into a joint venture shareholders agreement in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico. During the second quarter, Agnico Eagle and Teck began to implement the joint operation through Minera San Nicolás S.A.P.I. de C.V. ("MSN"). The Environmental Impact Assessment for the project is expected to be submitted to the Mexican regulator in the third quarter of 2023 and MSN is targeting completion of the feasibility study in the first half of 2024.

Impact on Operations from Ongoing Wildfires in Quebec and Caribou Migration in Nunavut

In June 2023, the Company's operations in Quebec and Ontario were affected by wildfires in the region. High levels of smoke from the wildfires caused poor air quality and low visibility, as well as two significant power outages disrupting regular activities. Throughout this period, the Company monitored in real time the air quality in its underground operations to ensure the safety of the workers. Several shifts at the Company's Quebec and Ontario operations were cancelled, affecting mostly underground activities. Ore stockpiles were processed to sustain mill operations and lessen the overall impact on production. The Company has continued to prioritize the safety and well-being of its people. Despite the downtime, the operations in Ontario and Quebec continued to perform well.

In Nunavut, the Company experienced the earliest and longest caribou migration since it began operations in the region. Caribou migration impacted operations during the quarter with higher-than planned surface and underground operations delays. Details on the production stoppage are set out below. Given the unpredictability of the seasonal migration, the Company continues to work with government and local stakeholders to assure caribou protection while continuously adapting and improving protection measures.

Environment, Social and Governance Performance Summary

Health and Safety

•	The Company recorded one of its best ever quarterly safety performances in the second quarter of 2023, and notably the Company recorded its best safety performance in the first six months of any year in its history

•	The LaRonde complex recorded its best quarterly safety performance in the last 10 years

•	The Meliadine mine recorded its best ever quarterly performance and received the John T. Ryan award from the Canadian Institute of Mining, Metallurgy and Petroleum for achieving the lowest reportable injury frequency in the Prairie Provinces and Territories in 2022

•	The Meadowbank complex rescue team won three trophies at the Mine Rescue Competition in Yellowknife

•	The Macassa mine rescue team won first place in the Kirkland Lake District Competition and placed third overall in the Ontario Provincial Mine Rescue Competition

Environment and Permitting

•	The regulatory process to amend the Meliadine mine's permit to include future underground mining and associated saline water management infrastructure at the Pump, F-Zone and Discovery deposits was initiated in 2022 with the Nunavut Impact Review Board ("NIRB") and the Nunavut Water Board. Construction and operation of a wind-farm is also included in the application. The NIRB public hearing process is scheduled for September 2023

Community Relations, Governance and People

•	For the 5th year in a row, and 9th time since 2012, the Company was included in Corporate Knights' list of Canada's Best 50 Corporate Citizens, recognizing our leadership in sustainability and responsible mining practices

•	The Company received special recognition from Senator Patterson of the Canadian Senate for the Company's contribution to socioeconomic development in Nunavut

•	Agnico Eagle Mexico was recognized by Great Place To Work® México as one of the Best Places to Work in Mexico for the 12th consecutive year

Dividend Record and Payment Dates for the Third Quarter of 2023

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on September 15, 2023 to shareholders of record as of September 1, 2023. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2023 Fiscal Year

Record Date	Payment Date
March 1, 2023*	March 15, 2023*
June 1, 2023*	June 15, 2023*
September 1, 2023**	September 15, 2023**
December 1, 2023	December 15, 2023

*Paid

**Declared

Dividend Reinvestment Plan

See the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

ABITIBI REGION, QUEBEC

LaRonde Complex – Solid Production, Mill Throughput, Hoisting and Development Performance in the Second Quarter of 2023

	Three Months Ended		Six Months Ended
LaRonde Complex – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	660	714	1,368	1,447
Tonnes of ore milled per day	7,253	7,824	7,558	7,994
Gold grade (g/t)	3.82	4.08	3.77	4.41
Gold production (ounces)	76,780	88,510	156,387	193,547
Production costs per tonne (C$)	$174	$92	$145	$100
Minesite costs per tonne (C$)[8]	$151	$124	$154	$122
Production costs per ounce of gold produced	$1,117	$577	$944	$587
Total cash costs per ounce of gold produced	$884	$649	$922	$601

8 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under IFRS. For a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower processing volumes and lower grades as a result of changes in the mining method at the LaRonde mine that resulted in more lower grade ore being sourced from upper portions of the mine and a slower mining rate

•	First Six Months of 2023 – Gold Production decreased when compared to the prior-year period due to lower grades and lower processing volumes as a result of the changes in mining method described above

Production Costs

•	Second Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the timing of sales of concentrate inventory, higher underground mining costs from higher labour and materials costs and higher mill services costs from the transition to dry tailings disposition. Production costs per ounce increased when compared to the prior-year period primarily due to the reasons outlined above, partially offset by a weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above. Production costs per ounce increased when compared to the prior-year period primarily as a result of higher production costs per tonne, the timing of sales of concentrate inventory and lower gold grades, partially offset by a weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the higher mining and milling costs outlined above. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in minesite costs per tonne, lower revenues from by-product sales and lower gold grades, partially offset by a weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above. Total cash costs per ounce increased when compared to the prior-year period primarily due to the reasons outlined above

Highlights

•	Despite the decrease in gold production when compare to the prior-year period, the second quarter of 2023 saw higher than expected gold production due to solid underground productivity from both the LaRonde and the LaRonde Zone 5 mines and higher than expected grades from the LaRonde mine. Underground development remained above target despite fewer production days as a result of the poor air quality from wildfires in the area. The mill also outperformed targets despite power outages in the area related to the wildfires

•	The LaRonde Zone 5 processing facility is now planned to be idled late in the fourth quarter of 2023 (previously the third quarter of 2023) to take advantage of the approximately 2,000 tpd of excess capacity in the LaRonde mill. A planned 10-day shutdown was completed in July 2023 at the LaRonde mill, which included some adjustments made to the copper circuit for future processing of concentrate from Akasaba West

•	Production in the 11-3 Zone at the LaRonde mine is expected to start in the third quarter of 2023 as previously planned. The required breakthrough of the escapeway ramp advanced in the second quarter with development of the mining levels ongoing and the pastefill distribution network also progressing well. The 11-3 Zone is expected to add additional flexibility in the LaRonde mine production plan

•	Work to repair the ore handling system in the lower LaRonde mine will be performed through the second half of 2023 as previously planned. As a result, underground hoisting is expected to have reduced capacity for a period of approximately 26 days, with impact to production being mitigated by the processing of existing surface stockpiles

•	With the further development of the exploration drift on Level 215 at LaRonde, exploration drilling from the new drill platforms is resuming with results expected later in the year. Surface drilling west of LaRonde Zone 5 during the second quarter continued to infill inferred mineral resources

Canadian Malartic Complex – Seven Millionth Ounce Poured; Production from Odyssey Underground Ramping-up

	Three Months Ended		Six Months Ended
Canadian Malartic Complex – Operating Statistics*	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	4,882	4,798	9,406	9,622
Tonnes of ore milled per day	53,648	52,725	51,967	53,160
Gold grade (g/t)	1.22	1.23	1.21	1.19
Gold production* (ounces)	177,755	87,186	258,440	167,695
Production costs per tonne (C$)	$40	$30	$38	$30
Minesite costs per tonne (C$)	$39	$35	$39	$35
Production costs per ounce of gold produced	$811	$647	$780	$676
Total cash costs per ounce of gold produced	$772	$753	$779	$772

* Gold production reflects Agnico Eagle's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% thereafter.

Gold Production

•	Second Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to the Company's increase in ownership of the mine from 50% to 100% on March 31, 2023

•	First Six Months of 2023 – Gold production increased when compared to the prior-year period for the same reason outlined above

Production Costs

•	Second Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the fair value adjustment on inventory, the consumption of ore stockpile during the quarter. Production costs per ounce increased slightly when compared to the prior-year period primarily due to the higher production costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the fair value adjustment on inventory, the consumption of stockpiles and higher open pit mining costs. Production costs per ounce increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades and the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the consumption of ore stockpile during the quarter. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of ore stockpiles and higher open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to the same reasons as the second quarter of 2023 minesite costs per ounce

Highlights

•	On June 28th the Canadian Malartic complex reached a milestone by pouring its seven millionth gold ounce since achieving commercial production in 2011

•	Gold production from the Odyssey mine in the second quarter of 2023 totaled 6,747 ounces. The commissioning of the paste plant has been slightly delayed because of corrective measures required with recently installed piping for the paste network. The paste plant startup is now scheduled for August 2023

•	The Canadian Malartic pit was depleted in the second quarter of 2023. Work has commenced to prepare for in-pit tailings disposal, which is expected to start in the second half of 2024

•	An update on Odyssey project development, construction and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

Goldex – Record Quarterly Gold Production and Mill Throughput Since Re-start; Best Development Quarter in Zone Deep 2

	Three Months Ended		Six Months Ended
Goldex Mine – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	761	738	1,459	1,482
Tonnes of ore milled per day	8,363	8,121	8,061	8,188
Gold grade (g/t)	1.74	1.74	1.74	1.69
Gold production (ounces)	37,716	36,877	71,739	71,322
Production costs per tonne (C$)	$50	$46	$52	$45
Minesite costs per tonne (C$)	$51	$46	$51	$46
Production costs per ounce of gold produced	$747	$719	$781	$740
Total cash costs per ounce of gold produced	$776	$718	$792	$746

Gold Production

•	Second Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to higher throughput levels resulting from good mill availability

•	First Six Months of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades from increased ore sourced from the higher grade South Zone, partially offset by lower mill throughput levels in the first quarter of 2023 due to low ore availability in the Deep 1 Zone

Production Costs

•	Second Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to higher underground maintenance costs from higher major component replacements in the quarter and higher underground production costs from higher consumable prices. Production costs per ounce increased when compared to the prior-year period primarily for the same reasons as the higher production costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar and the timing of inventory sales

•	First Six Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above. Production costs per ounce increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by the weaker Canadian dollar against the U.S. dollar and higher gold grades

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production cost per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by the weaker Canadian dollar against the U.S. dollar

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by higher gold grades and the weaker Canadian dollar against the U.S. dollar and higher gold grades

Highlights

•	Underground development continues to be on time and on budget for Deep 2 with development ahead of schedule for South Zone sector 3 opening mining flexibility

•	The Akasaba West project commenced in September 2022 and remained on schedule through the second quarter of 2023 with construction of the garage, office and ponds completed and the water treatment facility ready for final installation in the third quarter of 2023. Achievement of commercial production remains expected to occur in the first quarter of 2024

Exploration Highlights

•	Exploration at Goldex during the second quarter of 2023 continued to target the eastern extension of the South Zone in Sector 3, with the objective of converting mineral resources into mineral reserves and extending Sector 3 at depth and to the east below Level 140. The South Zone gold mineralization is hosted in silicified volcanic rocks with sulphides and stacking of quartz veins and veinlets, and has higher gold grades than the primary mineralized zones at Goldex

•	Highlights from the conversion drilling in Sector 3 include 12.9 g/t gold over 8.0 metres at 1,376 metres depth in hole GD135-065, 5.4 g/t gold over 7.0 metres at 1,284 metres depth in hole GD135-052 and 5.4 g/t gold over 6.0 metres at 1,427 metres depth in hole GD138-009

•	Exploration drilling also targeted the W Zone located at shallower depths approximately 200 metres west of the main deposit at Goldex, with new results of: 1.2 g/t gold over 25.0 metres at 496 metres depth and 7.3 g/t gold over 9.0 metres at 575 metres depth in hole GD27-056; and 3.7 g/t gold over 6.0 metres at 320 metres depth in hole GD27-057. Mineralization is observed to be similar to the main Goldex deposit, displaying quartz-tourmaline-albite veins with pyrite mineralization

ABITIBI REGION, ONTARIO

Detour Lake – Record Quarterly Mill Performance; Continued Focus on Mill Optimization to Achieve 28.0 Mtpa by 2025

	Three Months Ended		Six Months Ended
Detour Lake Mine – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022*
Tonnes of ore milled (thousands of tonnes)	6,800	6,519	13,197	9,789
Tonnes of ore milled per day	74,725	71,638	72,912	68,455
Gold grade (g/t)	0.85	1.01	0.85	1.02
Gold production (ounces)	169,352	195,515	331,209	295,958
Production costs per tonne (C$)	$22	$27	$23	$33
Minesite costs per tonne (C$)	$26	$24	$26	$24
Production costs per ounce of gold produced	$666	$703	$685	$870
Total cash costs per ounce of gold produced	$731	$640	$750	$626

*For the Six Months Ended June 30, 2022, the operating statistics are reported for the period from February 8, 2022 to June 30, 2022.

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior year period primarily due to lower grades as expected due to the planned mining sequence

•	First Six Months of 2023 – Gold production increased when compared to the prior-year period reflecting a full first quarter of production in 2023 as compared to 51 days in the first quarter of 2022 following the Merger, partially offset by lower gold grades as expected due to the planned mining sequence

Production Costs

•	Second Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to the realization in 2022 of fair value adjustments to inventory arising from the purchase price allocation. Production costs per ounce decreased when compared to the prior-year period primarily due to the same reasons as outlined above

•	First Six Months of 2023 – Production costs per tonne and production costs per ounce decreased compared to the prior year period due to the same reasons outlined above

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to higher maintenance costs on mobile equipment and spare parts, partially offset by higher throughput volumes. Total cash costs per ounce increased when compared to the prior year period due lower gold grades and higher mining costs, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior year period primarily due to higher maintenance costs on mobile equipment and spare parts. Total cash cost per ounce increased when compared to the prior year period primarily due to higher mining and milling costs from higher fuel and electricity prices and lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	Detour Lake achieved record quarterly mill performance in the second quarter of 2023 with an overall solid operating performance

•	In addition to the four CAT 798 trucks commissioned in the first quarter of 2023, two additional trucks were commissioned in the second quarter

•	An update on the multiple initiatives to increase mill throughput to 28.0 Mtpa by 2025, potential expansion scenarios and exploration highlights is set out in the "Update on Key Value Drivers and Pipeline Projects" section above

Macassa – Record Quarterly Mill Throughput, Skipped Tonnes and Underground Development Underscore a Solid Production Result

	Three Months Ended		Six Months Ended
Macassa Mine – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022*
Tonnes of ore milled (thousands of tonnes)	112	88	199	135
Tonnes of ore milled per day	1,231	970	1,099	945
Gold grade (g/t)	16.16	22.02	19.29	20.15
Gold production (ounces)	57,044	61,262	121,159	85,750
Production costs per tonne (C$)	$464	$479	$519	$615
Minesite costs per tonne (C$)	$503	$519	$539	$520
Production costs per ounce of gold produced	$676	$539	$631	$762
Total cash costs per ounce of gold produced	$747	$582	$672	$641

*For the Six Months Ended June 30, 2022, the operating statistics are reported for the period from February 8, 2022 to June 30, 2022.

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior year period primarily due to lower gold grades in the mining sequence, partially offset by higher throughput volumes

•	First Six Months of 2023 – Gold production increased when compared to the prior-year period reflecting higher mine productivity and a full first quarter of production in 2023 as compared to 51 days in the first quarter of 2022 following the Merger

Production Costs

•	Second Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to the realization in 2022 of fair value adjustments to inventory arising from the purchase price allocation. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold grades

•	First Six Months of 2023 – Production costs per tonne and production cost per ounce decreased when compared to the prior year period due to the same reasons outlined above

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to higher mining volumes, partially offset by higher mining costs from higher input prices. Total cash costs per ounce increased when compared to the prior-year period due to higher mining costs, lower gold grades and the timing of inventory sales, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior year period primarily due to higher mining costs from higher input prices and the timing of inventory sales, partially offset by higher mining volumes. Total cash costs per ounce increased when compared to the prior year period for the same reasons outlined above

Highlights

•	Macassa realized record mill throughput, record tonnage hoisted and record underground development in the second quarter of 2023. Macassa achieved a solid production during the quarter and continues to build on productivity gains showcasing a growing operation with increasing stability as adherence and compliance to plan continue to improve

•	The upgrade of the ventilation system progressed as planned with the second fan commissioned in the second quarter of 2023

Exploration Highlights

Exploration drilling at Macassa during the second quarter of 2023 targeted the Main Break, the eastern extension of the South Mine Complex ("SMC") and the western and deeper extension of the AK deposit.

•	Extension drilling targeting the Main Break is suggesting the potential for a new lens of gold mineralization close to current mine infrastructure, with results of 25.6 g/t gold over 2.0 metres at 1,601 metres depth in hole 53-4733 and 14.7 g/t gold over 3.7 metres at 1,615 metres depth in hole 53-4732. Highlight hole 53-4732 returned 10.7 g/t gold over 1.4 metres at 1,743 metres depth in the Main Break beyond the current mineral resources, further indicating that gold mineralization may continue down-dip below the lowest development at the historic Kirkland Minerals and Teck Hughes mines. East of Shaft #4, encouraging drill results in the Main Break are increasing confidence in the approximately 200 metres up-dip extension of mineral resources with hole 58-833 returning 15.5 g/t gold over 2.0 metres at 1,875 metres depth and hole 58-839 returning 10.8 g/t gold over 2.7 metres at 1,870 metres depth

•	On the western side of the SMC, drilling to the south intersected significant gold mineralization west of the current mineral resources, showing the potential for a mineral resource extension. Multiple mineralized intercepts in hole 57-1386 included 23.6 g/t gold over 1.3 metres at 1,734 metres depth and in hole 57-1387 included 29.3 g/t gold over 1.1 metres at 1,723 metres depth

Selected recent drill results from Macassa and AK are set out in the composite longitudinal section and the table below.

[Macassa Mine and AK Zone – Composite Longitudinal Section]

Recent selected exploration drill results from Macassa and AK deposit

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
53-4732	Macassa - SMC East	142.2	145.9	1,615	3.7	14.7	14.7
and	Macassa - Main Break	627.8	629.8	1,743	1.4	25.9	10.7
and	Macassa - Main Break	645.6	648.2	1,760	1.8	4.7	4.7
53-4733	Macassa - SMC East	127.6	129.6	1,601	2.0	25.6	25.6
57-1386	Macassa - SMC West	113.6	116.3	1,734	1.3	23.6	23.6
and	Macassa - SMC West	124.3	128.0	1,730	1.6	13.9	13.9
57-1387	Macassa - SMC West	85.0	87.2	1,721	1.3	9.9	9.9
and	Macassa - SMC West	94.5	96.5	1,723	1.1	29.3	29.3
and	Macassa - SMC West	105.9	107.9	1,718	1.1	11.6	11.6
58-833	Macassa - Main Break	168.2	170.4	1,875	2.0	25.4	15.5
58-839	Macassa - Main Break	162.3	165.1	1,870	2.7	17.9	10.8
KLAK-206	AK - Ramp	137.9	147.4	250	5.1	11.1	11.1
KLAK-186	AK - Ramp	121.5	125.2	240	2.5	10.4	10.4
and	AK - Ramp	126.9	128.9	244	1.3	8.5	8.5

*Results from Macassa mine use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone. Results from AK use a capping factor of 70 g/t gold.

NUNAVUT

Meliadine Mine – Record Monthly Mill Throughput in May; Record Quarterly Health and Safety Performance

	Three Months Ended		Six Months Ended
Meliadine Mine – Operating Statistics	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Tonnes of ore milled (thousands of tonnes)	461	449	937	881
Tonnes of ore milled per day	5,066	4,934	5,177	4,867
Gold grade (g/t)	6.14	6.97	6.13	6.51
Gold production (ounces)	87,682	97,572	178,149	178,276
Production costs per tonne (C$)	$230	$244	$229	$237
Minesite costs per tonne (C$)	$261	$234	$250	$237
Production costs per ounce of gold produced	$899	$885	$898	$926
Total cash costs per ounce of gold produced	$1,019	$837	$978	$912

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades, partially offset by higher mill throughput

•	First Six Months of 2023 – Gold production decreased slightly when compared to the prior-year period primarily due to lower gold grades, mostly offset by higher mill throughput in the first quarter of 2023 from incremental mill improvements and additional ore sourced from the open pit

Production Costs

•	Second Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to the timing of inventory sales. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold grades, partially offset by the lower production cost per tonne and the weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the timing of inventory sales and a higher deferred stripping costs, partially offset by higher mill and logistics costs. Production costs per ounce decreased when compared to the prior-year period due to the weaker Canadian dollar relative to the U.S. dollar and the lower production costs per tonne, partially offset by lower gold grades

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of ore stockpile inventory and higher mill costs from higher fuel prices. Total cash costs per ounce increased when compared to the prior-year period due to the higher minesite costs per tonne and lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to higher fuel prices, partially offset by the increase in ore stockpile inventory. Total cash costs per ounce increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	Meliadine continued to improve mill availability and achieved record monthly mill throughput in May 2023 as well as an overall strong performance from the processing plant in the second quarter of 2023

•	Meliadine experienced approximately 11 days of downtime in June related to caribou migration which affected the open pit and paste plant, as well as underground development. The better than anticipated development and hauling performances in April and May helped to mitigate the overall impact of the operational downtime

•	The Phase 2 mill expansion is expected to be completed in mid-2024 and the processing rate ramp-up is expected to increase throughput to achieve 6,000 tpd by year-end 2024. In the second quarter of 2023, the CIL building advanced with mechanical piping and electrical work ongoing, the secondary grinding building concrete work is ongoing with the structure erection expected to commence in early August and the power plant building interior architectural work is ongoing. The waterline installation is underway and is expected to be completed in 2024, allowing for utilization in the summer of 2025

Exploration Highlights

Exploration drilling during the second quarter at Meliadine was carried out from both surface and the new exploration ramp that provides a platform at approximately 460 metres depth and extends deeper towards the west. Highlight results from the first half of 2023 include:

•	At the Tiriganiaq deposit, drilling demonstrated continuity of mineralization at depth below the deepest drill holes to date. Hole ML425-9740-D28 yielded 8.0 g/t gold over 3.7 metres at 742 metres depth. Exploration drilling will continue to investigate this new plunging mineralization from the exploration ramp being driven eastward. Closer to surface at Tiriganiaq, hole M22-3246 yielded 9.6 g/t gold over 4.1 metres at 204 metres depth in the up-plunge of the main mineralized trend

•	At the Wesmeg North deposit, deep drilling intersected gold mineralization below current mineral resources with hole ML400-10030-D8 yielding 6.3 g/t gold over 7.4 metres at 558 metres depth. In the western plunge of the Wesmeg deposit, hole ML450-9290-D9 yielded 6.4 g/t gold over 8.2 metres at 484 metres depth and hole ML450-9290-D15 yielded 7.6 g/t gold over 4.3 metres at 530 metres depth

•	At the Wesmeg deposit, holes ML400-10200-D2 and ML400-10200-D8 also indicate the extension of mineralization at depth with 6.4 g/t gold over 6.8 metres at 453 metres depth and 18.2 g/t gold over 3.6 metres at 531 metres depth, respectively

•	At the F-Zone deposit, located at shallow depth approximately 1.5 kilometres southeast of Tiriganiaq, hole M23-3583A intersected 6.4 g/t gold over 16.0 metres at 167 metres depth in the upper portion of the deposit, hole M22-3473 intersected 9.3 g/t gold over 4.6 metres at 426 metres depth in the lower portion of the deposit, and hole M22-3477 intersected 6.4 g/t gold over 3.1 metres at 383 metres depth in a previously undrilled area approximately 300 metres beyond the main mineral resources at F-Zone, further demonstrating the potential to grow the deposit laterally and at depth

In light of the favourable exploration drilling results at Meliadine, the Company has approved a supplemental budget of $7.0 million for the remainder of 2023 for an additional 25,000 metres of drilling and the extension of the exploration ramp towards the east at Tiriganiaq.

Selected recent exploration drill intercepts from the Tiriganiaq, Wesmeg, Wesmeg North and F-Zone deposits at the Meliadine property are set out in the plan map, composite longitudinal section and table below.

[Meliadine Mine – Plan Map & Composite Longitudinal Section]

Recent selected exploration drill results from Tiriganiaq, Wesmeg, Wesmeg North and F-Zone deposits at Meliadine

Drill hole	Deposit / Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)
M22-3246	Tiriganiaq / 1000	260.5	265.0	204	4.1	9.6	9.6
ML425-9740-D28	Tiriganiaq / 1015	336.9	341.1	742	3.7	8.0	8.0
ML400-10030-D8	Wesmeg N / 950	182.6	191.8	558	7.4	25.0	6.3
including		183.5	186.2	556	2.2	79.6	15.8
ML450-9290-D9	Wesmeg N / 922	67.1	76.3	484	8.2	6.4	6.4
including		70.8	76.3	484	4.9	9.2	9.2
ML450-9290-D15	Wesmeg N / 922	97.1	103.8	530	4.3	7.6	7.6
ML400-10200-D2	Wesmeg / 650	260.4	267.4	453	6.8	6.4	6.4
including		260.4	263.1	453	2.6	12.3	12.3
ML400-10200-D8	Wesmeg / 650	278.4	282.0	531	3.6	18.2	18.2
M22-3477	F-Zone / 4130	432.4	435.6	383	3.1	6.4	6.4
M22-3473	F-Zone / 4135	459.4	464.4	426	4.6	9.3	9.3
M23-3583A	F-Zone / 4120	169.8	187.2	167	16.0	7.2	6.4

*Results from the Meliadine mine use capping factors of 250 g/t gold for Tiriganiaq Lode 1000, 40 g/t gold for iron formations at Wesmeg, 20 to 90 g/t gold at Wesmeg North, and 25 g/t gold at F-Zone.

Meadowbank Complex – Solid Operational Performance; Modifications Complete to Cemented Rockfill Plant

	Three Months Ended		Six Months Ended
Meadowbank Complex – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	845	930	1,828	1,785
Tonnes of ore milled per day	9,286	10,220	10,099	9,862
Gold grade (g/t)	3.79	3.49	3.85	2.94
Gold production (ounces)	94,775	96,698	205,885	156,463
Production costs per tonne (C$)	$186	$147	$181	$145
Minesite costs per tonne (C$)	$178	$135	$176	$149
Production costs per ounce of gold produced	$1,240	$1,110	$1,202	$1,304
Total cash costs per ounce of gold produced	$1,156	$993	$1,144	$1,305

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior-year period due to lower processing volumes due to mill shutdowns from the caribou migration, partially offset by higher gold grades

•	First Six Months of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades from underground production and a higher than anticipated grade sequence in the Whale Tail and IVR open pits in the first quarter of 2023

Production Costs

•	Second Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to lower additions to ore stockpiles in the current year, the start of underground mining at Amaruq and higher fuel costs from higher fuel prices, partially offset by increased deferred stripping costs. Production costs per ounce increased when compared to the prior-year period for the same reasons given for the higher production costs per tonne outlined above, partially offset by higher gold grades and the weaker Canadian dollar relative to the U.S. dollar

•	First Six Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above. Production costs per ounce decreased when compared to the prior-year period due to higher gold grades, partially offset by higher production costs per tonne

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons as the second quarter production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the second quarter production costs per ounce

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the factors outlined above regarding the increase in the production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to higher gold grades, partially offset by higher minesite costs per tonne

Highlights

•	During the second quarter of 2023, the longer than usual caribou migration forced road closures longer than planned, preventing transportation of fuel and ore. The road closures resulted in production stoppage at the open pit and underground mine, ultimately causing a mill shut down of approximately 15 days and resulting in 19% less tonnage of ore processed. Higher gold grade from ore stockpiles partially mitigated the impact of the production stoppage

•	The development rate underground progressed well during the quarter with month over month gains and development exceeded expectations for the month of June. Modifications to the cemented rockfill plant were completed as expected midway through the second quarter of 2023 and the plant achieved better production than targeted during the quarter

•	Utilization of the high pressure grinding rolls continued ramping up and reached its highest daily milling rate for the quarter since the startup of the high pressure grinding rolls

AUSTRALIA

Fosterville – Noise Prohibition Lifted; Fosterville Returns to Normal Operations in June

	Three Months Ended		Six Months Ended
Fosterville Mine – Operating Statistics*	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	176	122	324	213
Tonnes of ore milled per day	1,934	1,331	1,790	1,486
Gold grade (g/t)	14.77	22.24	16.49	24.76
Gold production (ounces)	81,813	86,065	168,371	167,892
Production costs per tonne (A$)	$308	$597	$335	$890
Minesite costs per tonne (A$)	$304	$370	$321	$369
Production costs per ounce of gold produced	$438	$561	$430	$812
Total cash costs per ounce of gold produced	$436	$351	$416	$331

*For the Six Months Ended June 30, 2022, the operating statistics are reported for the period from February 8, 2022 to June 30, 2022.

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades from the mining sequence and lower grade than anticipated in a specific area of the Swan zone, partially offset by higher mill throughput

•	First Six Months of 2023 – Gold production increased slightly when compared to the prior-year period reflecting a full first quarter of production in 2023 as compared to 51 days in 2022 following the Merger and higher mill throughput, partially offset by lower gold grades

Production Costs

•	Second Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to the realization in 2022 of fair value adjustments to inventory on the purchase price allocation. Production costs per ounce decreased when compared to the prior-year period for the same reasons outlined above, partially offset by lower gold grades

•	First Six Months of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the same reasons as the decrease to quarterly production costs per tonne. Production costs per ounce decreased when compared to the prior year period due to the same reasons as the decrease to quarterly production costs per ounce

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period primarily due to higher throughput volumes, partially offset by higher mining costs from higher consumable prices. Total cash costs per ounce increased when compared to the prior-year period due to the lower gold grades, partially offset by lower minesite costs per tonne

•	First Six Months of 2023 – Minesite costs per tonne decreased when compared to the prior-year period primarily due the same reasons outlined above. Total cash costs per ounce increased primarily due to lower gold grades and higher consumable prices

Highlights

•	On May 29, 2023 the Victorian EPA lifted the prohibition notice on Fosterville with respect to low frequency noise that was imposed in late 2021, which restricted underground activities from midnight to 6 a.m. The Fosterville mine returned to full operating hours in June, with the additional resources focused on advancing delayed mine development and upgrading of the primary ventilation system

•	In the second quarter of 2023, Fosterville encountered lower grade than anticipated, reflecting the variability in the high grade nature of the mineralization

•	In the second quarter of 2023, work continued on the raise of the flotation tailings storage facility which is now more than 95% complete with minor delays experienced in the second quarter due to wet conditions. The raise is expected to provide an additional 17 months of tailings storage capacity and is scheduled to be completed in August

Exploration Highlights

Exploration drilling at Fosterville during the second quarter of 2023 totaled 20,565 metres and mainly targeted the Lower Phoenix deep extension from the 3912 drill drive and the Robbins Hill area. Exploration results will be reported later in the year.

FINLAND

Kittila – Strong Operational Performance from Underground Mine; Major Projects Nearing Completion

	Three Months Ended		Six Months Ended
Kittila Mine – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	417	556	913	1,017
Tonnes of ore milled per day	4,582	6,110	5,044	5,619
Gold grade (g/t)	4.42	4.35	4.59	4.01
Gold production (ounces)	50,130	64,814	113,822	110,322
Production costs per tonne (EUR)	€101	€89	€100	€92
Minesite costs per tonne (EUR)	€104	€88	€101	€89
Production costs per ounce of gold produced	$864	$823	$849	$932
Total cash costs per ounce of gold produced	$899	$828	$847	$915

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower mill throughput from fewer processing days from the planned 10-day autoclave maintenance

•	First Six Months of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades, partially offset by lower mill throughput from the maintenance activities described above

Production Costs

•	Second Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to higher mill maintenance costs from the autoclave shutdown and higher materials costs in underground mining, partially offset by the buildup of stockpile inventory. Production costs per ounce increased when compared to the prior-year period due to the higher production costs per tonne, partially offset by the timing of inventory sales and higher gold grades

•	First Six Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due the same reasons outlined above. Production costs per ounce decreased when compared to the prior-year period due to higher gold grades and the timing of inventory sales, partially offset by the higher production costs per tonne

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons for the increase in the production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by higher gold grades

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons for the increase in quarterly production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to higher gold grades, partially offset by higher minesite costs per tonne

Highlights

•	In the second quarter of 2023, Kittila continued to deliver a strong operational performance, with several critical projects either finished or nearing completion. At the mill, the nitrogen removal plant, which was commissioned in the first quarter of 2023, is operating effectively. At the mine, efforts are concentrated on ramping up hoist capacity and the commissioning of the service hoist which is expected to be completed in the third quarter of 2023. Progress on the main level is ahead of schedule, with two maintenance bays already operational, showcasing a positive trend in development

•	The costs of electricity at the Kittila mine in the second quarter of 2023 has experienced a decreasing trend

•	Kittila hosted the SAC for a site visit in the second quarter of 2023 as part of the review of the current permit limitation. The Company expects a final decision from the SAC in the third quarter of 2023. Until then, the Company continues to rely on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume. If the SAC reverses the lower court ruling and reinstates the operating permit at 2.0 Mtpa, the Company expects Kittila to produce up to 30,000 ounces of additional gold in the second half of 2023 as compared to current guidance. If the SAC upholds the lower court decision and maintains the current operating permit at 1.6 Mtpa, the Company would be required to scale back operations during the fourth quarter of 2023 to remain within the permitted rate

Exploration Highlights

Exploration drilling at Kittila during the second quarter of 2023 totaled 21,206 metres and mainly targeted the Main and Sisar zones in the northern and southern portions of the deposit at approximately 1.0 to 1.4 kilometres depth.

•	To the north in the Rimpi area, highlight intersections in the Main Zone outside the current mineral resources include hole RIE23-603 returning 5.7 g/t gold over 5.4 metres at 1,094 metres depth and hole RIE23-607 returning 6.0 g/t gold over 4.9 metres at 1,098 metres depth and 7.2 g/t gold over 4.5 metres at 1,102 metres depth in the steep plunge extension of the Main Zone lens, demonstrating the potential to further extend the mineralization at depth

•	To the south in the Roura area outside the current mineral resources, highlight intersections in the Main Zone include hole ROU23-602 returning 6.0 g/t gold over 4.8 metres at 1,174 metres depth and 8.5 g/t gold over 5.5 metres at 1,194 metres depth, and hole ROD23-700 returning 7.7 g/t gold over 7.3 metres at 1,152 metres depth, further confirming the potential to extend the Main Zone at depth near the bottom of the new shaft

•	Hole STEC22-005 intersected 3.1 g/t gold over 4.5 metres at 142 metres depth in the first intercept of the Sisar Zone at shallow depth in the Rimpi area, opening up a new target area for further exploration

Selected recent drill results from Kittila are set out in the composite longitudinal section and the table below.

[Kittila Mine – Composite Longitudinal Section]

Recent selected exploration drill results from Main and Sisar zones at Kittila

Drill hole	Zone / Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RIE23-603	Main Rimpi	159.0	166.0	1,094	5.4	5.7
RIE23-607	Main Rimpi	156.2	163.8	1,098	4.9	6.0
and	Main Rimpi	176.0	182.8	1,102	4.5	7.2
ROD23-700	Main Roura	160.0	175.4	1,152	7.3	7.7
ROU23-602	Main Roura	189.5	200.0	1,174	4.8	6.0
	Main Roura	212.0	223.0	1,194	5.5	8.5
STEC22-005	Sisar Top	150.0	156.0	142	4.5	3.1

* Results from the Kittila mine are uncapped.

MEXICO

Pinos Altos – Production and Development Higher Than Planned

	Three Months Ended		Six Months Ended
Pinos Altos Mine – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	401	366	765	750
Tonnes of ore milled per day	4,407	4,022	4,227	4,144
Gold grade (g/t)	1.80	2.02	1.97	2.08
Gold production (ounces)	22,159	23,020	46,293	48,190
Production costs per tonne	$87	$109	$88	$97
Minesite costs per tonne	$90	$101	$91	$94
Production costs per ounce of gold produced	$1,566	$1,732	$1,461	$1,503
Total cash costs per ounce of gold produced	$1,282	$1,383	$1,196	$1,224

Gold Production

•	Second Quarter of 2023 – Gold production decreased slightly when compared to the prior-year period primarily due to lower gold grades from the mining sequence, mostly offset by higher mill throughput levels

•	First Six Months of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades from the mining sequence, partially offset by higher mill throughput levels

Production Costs

•	Second Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to lower underground rehab requirements, the timing of inventory sales and lower deferred stripping adjustment, partially offset by higher open pit production costs. Production costs per ounce decreased when compared to the prior-year period due to the lower production costs per tonne, partially offset by lower gold grades

•	First Six Months of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to lower rehab requirements in the underground mine, higher deferred stripping and a favourable stockpile adjustment. Production costs per ounce in the first six months of 2023 decreased when compared to the prior-year period due to lower production costs per tonne, an appreciating Mexican peso relative to the U.S. dollar and lower gold grades

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period primarily due to the same reasons for the increase in the production costs per tonne. Total cash costs per ounce in the second quarter of 2023 decreased when compared to the prior-year period due to the lower minesite costs per tonne and higher by-product revenues from higher silver sales, partially offset by lower gold grades

•	First Six Months of 2023 – Minesite costs per tonne decreased when compared to the prior-year period primarily due to the reasons outlined above. Total cash costs per ounce in the first six months of 2023 decreased when compared to the prior-year period due to lower minesite costs per tonne and higher by-product revenues from higher silver sales, partially offset by lower gold grades

Highlights

•	Both gold and silver production at the Pinos Altos complex were higher than planned as a result of solid mining performance in both the underground and open pit operations

La India – Production in Line With Targets in the Second Quarter of 2023; Work Continues to Reduce Cyanide Consumption and Improve Leach Kinetics

	Three Months Ended		Six Months Ended
La India Mine – Operating Statistics	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Tonnes of ore milled (thousands of tonnes)	880	1,356	1,540	2,919
Tonnes of ore milled per day	9,670	14,901	8,508	16,127
Gold grade (g/t)	0.74	0.52	0.72	0.55
Gold production (ounces)	17,833	20,016	34,154	41,718
Production costs per tonne	$27	$13	$28	$12
Minesite costs per tonne	$28	$14	$30	$13
Production costs per ounce of gold produced	$1,326	$872	$1,281	$844
Total cash costs per ounce of gold produced	$1,385	$936	$1,348	$876

Gold Production

•	Second Quarter of 2023 – Gold production decreased when compared to the prior-year period as a result of lower tonnes placed on the heap leach, partially offset by higher gold grades

•	First Six Months of 2023 – Gold production decreased when compared to the prior-year period primarily due to the same reasons outlined above

Production Costs

•	Second Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to fewer tonnes placed on the heap leach and higher open pit production costs resulting from a higher strip ratio with the transition from the Main pit to the El Realito pit. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by higher gold grades

•	First Six Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above. Production costs per ounce increased when compared to the prior-year period due to higher production costs per tonne, partially offset by higher gold grades

Minesite and Total Cash Costs

•	Second Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce

•	First Six Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to reasons outlined above. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the increase in production costs per ounce

Highlights

•	Open pit mining and crusher operations are expected to be concluded in the fourth quarter of 2023

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "net debt", "adjusted net income", "adjusted net income per share", "sustaining capital expenditures", "development capital expenditures" and "operating margin" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced also referred to as "total cash cost per ounce" is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as "other adjustments" and are now disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite costs per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company's operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation in the comparative period data and for the Canadian Malartic complex in the three and six months ended June 30, 2023. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures also do not include depreciation or amortization.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this press release, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

In this press release, unless otherwise indicated, all-in sustaining costs per ounce of gold produced is reported on a by-product basis. All-in sustaining costs per ounce of gold produced (also referred to as "all-in sustaining costs per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce seeks to reflect total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate future debt capacity of the Company.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gain, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets, self-insurance losses, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 26, 2023. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "schedule", "target", "tracking", "will", and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, statements regarding or relating to recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at Kittila, the AK deposit and Upper Beaver; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; the Company's plans at the Hope Bay project; statements about the Company's plans at the Wasamac project; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Company's costs and results; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; operations at and expansion of the Kitilla mine following the decision of the Finish courts and administrative bodies; future exploration; the anticipated timing of events with respect to the Company's mine sites; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility and the Term Loan Facility; the NCIB; future dividend amounts and payment dates; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the environmental and water permits granted for the Kittila mine are restored by the SAC in its final decision and the decisions of the Finish courts and administrative bodies have no material impact on the Kittila mine's operations; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; the ability to realize the anticipated benefits of the Merger or implementing the business plan for the combined company, including as a result of difficulty in integrating the businesses of the companies involved; the ability to realize synergies from the Merger and Yamana Transaction and cost savings at the times, and to the extent, anticipated; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; and that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the ability to realize the anticipated benefits of the Merger or implementing the business plan for Agnico Eagle following the Merger, including as a result of a delay or difficulty in integrating the businesses of the companies involved; the ability to realize the anticipated benefits of the Yamana Transaction; the ability to realize the anticipated benefits of the San Nicolás transaction; the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; and uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Assumptions used for the December 31, 2022 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation[1]
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,300	$18	$3.00	$1.00

1 Exceptions: US$1,350 per ounce of gold used for Hope Bay and Hammond Reef; US$1,250 per ounce of gold used for Akasaba West; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver

	Metal Price for Mineral Resource Estimation[5]
Mines / Projects	Gold (US$/oz)		Silver (US$/oz)		Copper (US$/lb)	Zinc (US$/lb)
Operating mines held by Kirkland Lake Gold before the Merger[1]	$1,500		-		-	-
Operating mines held by Agnico Eagle Mines before the Merger[2]	$1,625		$22.50		$3.75	$1.25
Pipeline projects	$1,688	[3]	$25.00	[4]	$3.75	$1.25

1 Detour, Macassa, Fosterville, Northern Territory

2 LaRonde, LZ5, Goldex, Amaruq, Meliadine, Kittila, La India, Pinos Altos

3 Hope Bay, Anoki-McBean, Hammond Reef, Chipriona, Tarachi, Santa Gertrudis

4 Chipriona, Santa Gertrudis

5 Exceptions: US$1,667 per ounce of gold used for Canadian Malartic, Odyssey, Akasaba West, Upper Canada, El Barqueno Gold; US$1,533 per ounce of gold used for Barsele; US$500 per ounce of gold used for Aquarius. US$22.67 per ounce of silver El Barqueno Silver

Exchange rates[1]
C$ per US$1.00	Mexican peso per US$1.00	AUD per US$1.00	US$ per €1.00
$1.30	MXP18.00	AUD1.36	EUR1.10

1 Exceptions: exchange rate of CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada and Holt complex, Detour Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; US$1.00 per EUR $1.15 used for Barsele

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2020 to December 31, 2022) of approximately $1,790 per ounce and $22.48 per ounce, respectively.

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral reserves.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company's economic parameters follow the method accepted by the SEC by setting the maximum price allowed to be no more than the lesser of the three-year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company's material mineral projects as at June 30, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX

Recent selected exploration drill results from South Zone and W Zone at Goldex

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
GD135-052	South Zone - Sector 3	174.0	189.0	1,284	7.0	5.4	5.4
GD135-065	South Zone - Sector 3	155.0	172.0	1,376	8.0	19.4	12.9
GD138-009	South Zone - Sector 3	221.0	235.0	1,427	6.0	5.4	5.4
GD27-056	W Zone	529.5	574.5	496	25.0	1.2	1.2
and	W Zone	702.0	718.5	575	9.0	7.3	7.3
GD27-057	W Zone	288.0	301.5	320	6.0	3.7	3.7

*Results from South Zone and W Zone at Goldex use capping factors of 60 g/t gold and 50 g/t gold, respectively.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Goldex
GD135-052	285873	5331634	-1,056	69	19	213
GD135-065	285872	5331633	-1,056	58	-12	231
GD138-009	285849	5331512	-1,066	38	-19	348
GD27-056	286120	5330643	74	307	-30	879
GD27-057	286120	5330643	74	311	-20	633
Detour Lake
DLM23-598W	586875	5542118	303	173	-66	1,302
DLM23-604	589309	5541462	283	181	-66	675
DLM23-612	589227	5541591	283	180	-59	750
DLM23-616	589267	5541626	283	180	-52	695
DLM23-620	586560	5541975	293	184	-68	1,152
DLM23-628	589227	5541550	283	179	-58	675
DLM23-629	588609	5541481	285	178	-58	687
DLM23-632	588128	5541642	287	177	-56	801
DLM23-633	588327	5541610	287	178	-54	675
DLM23-644	587843	5541810	286	175	-61	792
DLM23-646	587551	5542302	291	181	-64	1,335
DLM23-648	587965	5541885	286	175	-61	1,002
DLM23-652A	587483	5541875	286	173	-59	255
DLM23-654A	587351	5542074	289	175	-66	951
DLM23-662A	587203	5541839	301	177	-73	1,058
DLM23-665	585309	5542525	295	190	-61	1,458
DLM23-666	586885	5541753	297	175	-59	801
DLM23-667CW	586954	5542188	297	186	-69	1,500
DLM23-670CW	587281	5541950	298	171	-64	1,076
DLM23-678	587003	5541858	307	176	-63	702
DLM23-689	585993	5542344	299	190	-69	1,260
DLM23-690	586477	5542144	296	185	-68	1,137
DLM23-693	586159	5542015	291	183	-68	972
Macassa
53-4732	567236	5332944	-1258	303	-59	716
53-4733	567235	5332944	-1256	314	-42	594
57-1386	568426	5331284	-1405	183	4	235
57-1387	568427	5331284	-1405	191	14	317
58-833	567802	5332584	-1510	349	-29	274
58-839	567803	5332584	-1510	336	-22	259
KLAK-186	567487	5331787	108	199	-29	155
KLAK-206	567486	5331787	108	192	-36	171

Meliadine
M22-3246	541050	6988544	70	198	-61	319
ML425-9740-D28	539732	6988907	-394	174	-64	355
ML400-10030-D8	539971	6988460	-29	183	-63	418
ML450-9290-D9	539290	6988466	-372	206	-44	164
ML450-9290-D15	539291	6988466	-371	120	-78	252
ML400-10200-D2	540223	6988459	-318	169	-14	336
ML400-10200-D8	540224	6988459	-318	162	-33	375
M22-3477	543080	6986524	10,057	206	-65	498
M22-3473	542520	6986738	10,064	212	-73	544
Hope Bay
HBBCO23-153	433490	7559620	406	112	10	417
HBBCO23-154	433555	7559740	388	127	-48	504
HBD23-071	433113	7558515	34	73	-61	1,068
HBM23-086	435581	7548394	26	240	-58	992
HBM23-091	435183	7547960	26	84	-66	666
HBM23-095	435564	7548420	26	231	-54	871
HBM23-105	435438	7548956	26	240	-58	912
Kittila
RIE23-603	2558675	7539402	-842	55	-12	561
RIE23-607	2558673	7539402	-842	43	-13	286
ROD23-700	2558703	7537464	-786	90	-60	732
ROU23-602	2558712	7537565	-790	77	-58	566
STEC22-005	2558662	7538959	99	130	-10	181

*Coordinate Systems: NAD 1983 UTM Zone 18N for Goldex; NAD 1983 UTM Zone 17N for Detour Lake, Macassa and AK deposit; NAD 1983 UTM Zone 14N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay; Finnish Coordinate System KKJ Zone 2 for Kittila.

APPENDIX – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022(i)	2023	2022
Operating margin(ii):
Revenues from mining operations	$1,718,197	$1,581,058	$3,227,858	$2,906,746
Production costs	743,253	657,636	1,396,397	1,319,371
Total operating margin(ii)	974,944	923,422	1,831,461	1,587,375
Operating margin(ii) by mine:
Quebec
LaRonde mine	69,896	90,877	132,409	194,441
LaRonde Zone 5 mine	14,795	7,866	22,093	24,522
Canadian Malartic complex(iii)	191,681	104,461	272,464	183,763
Goldex mine	45,112	41,656	85,340	78,774
Ontario
Detour Lake mine	204,272	214,841	396,845	342,899
Macassa mine	74,334	74,778	154,234	98,933
Nunavut
Meliadine mine	78,362	96,740	166,702	181,019
Meadowbank complex	78,368	68,044	158,177	62,846
Hope Bay project	—	—	—	144
Australia
Fosterville mine	132,243	125,442	264,945	232,298
Europe
Kittila mine	59,532	67,611	122,256	113,722
Mexico
Pinos Altos mine	15,680	11,487	34,206	30,918
Creston Mascota mine	—	642	—	1,819
La India mine	10,669	18,977	21,790	41,277
Total operating margin(ii)	974,944	923,422	1,831,461	1,587,375
Amortization of property, plant and mine development	381,262	269,891	685,221	525,535
Revaluation gain(iv)	—	—	(1,543,414)	—
Exploration, corporate and other	127,342	196,680	277,815	425,318
Income before income and mining taxes	466,340	456,851	2,411,839	636,522
Income and mining taxes expense	139,519	166,462	268,127	227,057
Net income for the period	$326,821	$290,389	$2,143,712	$409,465
Net income per share — basic	$0.66	$0.64	$4.45	$0.97
Net income per share — diluted	$0.66	$0.63	$4.43	$0.97

Cash flows:
Cash provided by operating activities	$722,000	$633,266	$1,371,613	$1,140,698
Cash used in investing activities	$(450,202)	$(394,129)	$(1,848,947)	$141,523
Cash used in financing activities	$(582,351)	$(294,307)	$254,082	$(462,165)

Realized prices:
Gold (per ounce)	$1,975	$1,866	$1,935	$1,872
Silver (per ounce)	$24.43	$22.21	$23.72	$23.20
Zinc (per tonne)	$2,343	$3,947	$2,685	$3,769
Copper (per tonne)	$7,898	$8,953	$8,590	$9,591

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Payable production(v):
Gold (ounces):
Quebec
LaRonde mine	58,635	70,736	118,168	158,285
LaRonde Zone 5 mine	18,145	17,774	38,219	35,262
Canadian Malartic complex(iii)	177,755	87,186	258,440	167,695
Goldex mine	37,716	36,877	71,739	71,322
Ontario
Detour Lake mine	169,352	195,515	331,209	295,958
Macassa mine	57,044	61,262	121,159	85,750
Nunavut
Meliadine mine	87,682	97,572	178,149	178,276
Meadowbank complex	94,775	96,698	205,885	156,463
Australia
Fosterville mine	81,813	86,065	168,371	167,892
Europe
Kittila mine	50,130	64,814	113,822	110,322
Mexico
Pinos Altos mine	22,159	23,020	46,293	48,190
Creston Mascota mine	165	635	409	1,641
La India mine	17,833	20,016	34,154	41,718
Total gold (ounces):	873,204	858,170	1,686,017	1,518,774

Silver (thousands of ounces):	619	588	1,164	1,197
Zinc (tonnes)	2,611	2,568	4,898	3,637
Copper (tonnes)	746	778	1,276	1,547

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Payable metal sold(vi):
Gold (ounces):
Quebec
LaRonde mine	61,920	61,296	110,082	132,263
LaRonde Zone 5 mine	18,923	13,538	34,384	31,133
Canadian Malartic complex(iii)	168,257	85,160	240,066	157,428
Goldex mine	37,114	36,681	73,031	70,565
Ontario
Detour Lake mine	160,281	188,517	323,575	320,354
Macassa mine	57,102	58,050	120,030	87,580
Nunavut
Meliadine mine	79,153	97,354	168,739	185,126
Meadowbank complex	98,980	93,737	209,005	142,492
Hope Bay mine	—	—	—	98
Australia
Fosterville mine	85,500	93,177	174,500	195,127
Europe
Kittila mine	51,800	64,378	112,520	115,993
Mexico
Pinos Altos mine	22,355	24,730	46,591	49,517
Creston Mascota mine	—	599	—	1,454
La India mine	17,463	19,306	33,883	40,315
Total gold (ounces):	858,848	836,523	1,646,406	1,529,445

Silver (thousands of ounces):	597	559	1,149	1,171
Zinc (tonnes)	2,743	1,679	4,874	2,713
Copper (tonnes)	713	783	1,281	1,549

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total cash costs per ounce of gold produced — co-product basis(vii):
Quebec
LaRonde mine	$1,046	$829	$1,091	$744
LaRonde Zone 5 mine	1,213	983	1,189	981
Canadian Malartic complex(iii)	783	767	791	789
Goldex mine	777	718	793	747
Ontario
Detour Lake mine	734	645	754	634
Macassa mine	750	584	675	643
Nunavut
Meliadine mine	1,020	839	979	914
Meadowbank complex	1,164	999	1,152	1,311
Australia
Fosterville mine	437	352	417	331
Europe
Kittila mine	901	829	848	917
Mexico
Pinos Altos mine	1,582	1,604	1,460	1,459
Creston Mascota mine	—	906	—	683
La India mine	1,408	959	1,369	904
Weighted average total cash costs per ounce of gold produced	$870	$758	$866	$800

Total cash costs per ounce of gold produced — by-product basis(vii):
Quebec
LaRonde mine	$787	$566	$840	$517
LaRonde Zone 5 mine	1,198	982	1,175	978
Canadian Malartic complex(iii)	772	753	779	772
Goldex mine	776	718	792	746
Ontario
Detour Lake mine	731	640	750	626
Macassa mine	747	582	672	641
Nunavut
Meliadine mine	1,019	837	978	912
Meadowbank complex	1,156	993	1,144	1,305
Australia
Fosterville mine	436	351	416	331
Europe
Kittila mine	899	828	847	915
Mexico
Pinos Altos mine	1,282	1,383	1,196	1,224
Creston Mascota mine	—	899	—	598
La India mine	1,385	936	1,348	876
Weighted average total cash costs per ounce of gold produced	$840	$726	$836	$763

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.  See Note Regarding Certain Measures of Performance for more information on the Company’s use of operating margin and Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Operating Margin to Net Income for a reconciliation of this measure to the recent IFRS measure.

(iii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(iv) Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.

(v) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi) The Canadian Malartic complex's payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine's payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.

(vii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at	As at
	June 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$432,526	$658,625
Trade receivables	10,141	8,579
Inventories	1,253,112	1,209,075
Income taxes recoverable	25,696	35,054
Fair value of derivative financial instruments	14,792	8,774
Other current assets	372,984	259,952
Total current assets	2,109,251	2,180,059
Non-current assets:
Goodwill	4,574,777	2,044,123
Property, plant and mine development	21,223,554	18,459,400
Investments	340,974	332,742
Deferred income and mining tax asset	12,603	11,574
Other assets	1,050,493	466,910
Total assets	$29,311,652	$23,494,808

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$806,687	$672,503
Share based liabilities	11,310	15,148
Interest payable	8,151	16,496
Income taxes payable	70,870	4,187
Current portion of long-term debt	—	100,000
Reclamation provision	42,818	23,508
Lease obligations	47,964	36,466
Fair value of derivative financial instruments	18,156	78,114
Total current liabilities	1,005,956	946,422
Non-current liabilities:
Long-term debt	1,942,019	1,242,070
Reclamation provision	986,813	878,328
Lease obligations	125,460	114,876
Share based liabilities	10,377	17,277
Deferred income and mining tax liabilities	4,928,181	3,981,875
Other liabilities	359,643	72,615
Total liabilities	9,358,449	7,253,463

EQUITY
Common shares:
Outstanding — 495,442,295 common shares issued, less 578,087 shares held in trust	18,224,982	16,251,221
Stock options	200,300	197,430
Contributed surplus	22,074	23,280
Retained earnings (deficit)	1,558,021	(201,580)
Other reserves	(52,174)	(29,006)
Total equity	19,953,203	16,241,345
Total liabilities and equity	$29,311,652	$23,494,808

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
		Restated(i)		Restated(i)
REVENUES
Revenues from mining operations	$1,718,197	$1,581,058	$3,227,858	$2,906,746

COSTS, INCOME AND EXPENSES
Production(ii)	743,253	657,636	1,396,397	1,319,371
Exploration and corporate development	54,422	70,352	108,190	136,194
Amortization of property, plant and mine development	381,262	269,891	685,221	525,535
General and administrative	47,312	49,275	95,520	116,817
Finance costs	35,837	20,961	59,285	43,614
(Gain) loss on derivative financial instruments	(26,433)	40,753	(32,972)	12,089
Foreign currency translation loss (gain)	4,014	(13,492)	4,234	(12,282)
Care and maintenance	9,411	9,257	20,656	19,713
Revaluation gain(iii)	—	—	(1,543,414)	—
Other expenses	2,779	19,574	22,902	109,173
Income before income and mining taxes	466,340	456,851	2,411,839	636,522
Income and mining taxes expense	139,519	166,462	268,127	227,057
Net income for the period	$326,821	$290,389	$2,143,712	$409,465

Net income per share - basic	$0.66	$0.64	$4.45	$0.97
Net income per share - diluted	$0.66	$0.63	$4.43	$0.97
Adjusted net income per share - basic(iv)	$0.65	$0.79	$1.23	$1.44
Adjusted net income per share - diluted(iv)	$0.65	$0.79	$1.22	$1.44

Weighted average number of common shares outstanding (in thousands):
Basic	494,138	455,285	481,553	419,997
Diluted	495,509	456,787	482,978	421,533

Notes:
(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Kirkland Merger.
(ii) Exclusive of amortization, which is shown separately.
(iii) Revaluation gain on the 50% interest previously owned in the Canadian Malartic complex.
(iv) Refer to Reconciliation of Adjusted Net Income to Net Income in this News Release for calculations supporting adjusted net income.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
		Restated(i)		Restated(i)
OPERATING ACTIVITIES
Net income for the period	$326,821	$290,389	2,143,712	$409,465
Add (deduct) adjusting items:
Amortization of property, plant and mine development	381,262	269,891	685,221	525,535
Revaluation gain(ii)	—	—	(1,543,414)	—
Deferred income and mining taxes	7,469	87,488	43,572	82,611
Unrealized (gain) loss on currency and commodity derivatives	(50,088)	33,569	(65,976)	9,514
Unrealized loss on warrants	6,959	21,095	2,296	20,182
Stock-based compensation	13,380	6,959	26,527	29,207
Foreign currency translation loss (gain)	4,014	(13,492)	4,234	(12,282)
Other	3,207	10,056	5,651	7,735
Changes in non-cash working capital balances:
Trade receivables	(2,930)	(233)	5,465	38,835
Income taxes	65,428	(3,461)	89,405	(43,331)
Inventories	(28,815)	(10,110)	(26,747)	168,042
Other current assets	(99,880)	(78,258)	(88,885)	(117,865)
Accounts payable and accrued liabilities	108,128	32,689	100,859	25,045
Interest payable	(12,955)	(13,316)	(10,307)	(1,995)
Cash provided by operating activities	722,000	633,266	1,371,613	1,140,698

INVESTING ACTIVITIES
Additions to property, plant and mine development	(423,621)	(408,596)	(808,555)	(701,747)
Yamana transaction, net of cash and cash equivalents	—	—	(1,000,617)	—
Cash and cash equivalents acquired in Kirkland acquisition	—	—	—	838,732
Purchases of equity securities and other investments	(29,427)	(18,411)	(44,164)	(31,854)
Proceeds from loan repayment	—	40,000	—	40,000
Other investing activities	2,846	(7,122)	4,389	(3,608)
Cash (used in) provided by investing activities	(450,202)	(394,129)	(1,848,947)	141,523

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	—	1,000,000	100,000
Repayment of Credit Facility	(900,000)	—	(900,000)	(100,000)
Proceeds from Term Loan Facility, net of financing costs	598,958	—	598,958	—
Repayment of Senior Notes	(100,000)	(125,000)	(100,000)	(125,000)
Repayment of lease obligations	(12,420)	(8,476)	(22,168)	(16,786)
Disbursements to associates	(21,899)	—	(21,899)	—
Dividends paid	(165,258)	(149,801)	(321,421)	(304,583)
Repurchase of common shares	(1,786)	(22,258)	(16,350)	(50,147)
Proceeds on exercise of stock options	12,750	6,104	23,052	23,945
Common shares issued	7,304	5,124	13,910	10,406
Cash (used in) provided by financing activities	(582,351)	(294,307)	254,082	(462,165)
Effect of exchange rate changes on cash and cash equivalents	(1,566)	30	(2,847)	1,013
Net (decrease) increase in cash and cash equivalents during the period	(312,119)	(55,140)	(226,099)	821,069
Cash and cash equivalents, beginning of period	744,645	1,061,995	658,625	185,786
Cash and cash equivalents, end of period	$432,526	$1,006,855	$432,526	$1,006,855

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$43,437	$33,219	$56,488	$41,422
Income and mining taxes paid	$74,828	$84,678	$139,765	$188,078

Notes:

(i)  Certain previously reported line items have been restated to reflect the final purchase price allocation of the Kirkland Merger.

(ii)  Revaluation gain on the 50% interest previously owned in the Canadian Malartic complex.

AGNICO EAGLE MINES LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES
(thousands of United States dollars, except where noted)

Refer to Note to Investors Concerning Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2023	2022	2023	2022
Quebec
LaRonde mine	$63,969	$33,949	$103,676	$79,790
LaRonde Zone 5 mine	21,763	17,133	43,987	33,866
LaRonde complex	85,732	51,082	147,663	113,656
Canadian Malartic complex(i)	144,190	56,405	201,481	113,342
Goldex mine	28,160	26,530	55,995	52,747
Ontario
Detour Lake mine	112,796	137,429	226,818	257,394
Macassa mine	38,545	33,001	76,504	65,315
Nunavut
Meliadine mine	78,817	86,386	160,011	165,065
Meadowbank complex	117,488	107,373	247,492	204,084
Australia
Fosterville mine	35,831	48,303	72,430	136,304
Europe
Kittila mine	43,336	53,315	96,631	102,766
Mexico
Pinos Altos mine	34,709	39,873	67,631	72,409
Creston Mascota mine	—	484	—	1,099
La India mine	23,649	17,455	43,741	35,190
Production costs per the condensed interim consolidated statements of income	$743,253	$657,636	$1,396,397	$1,319,371

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		58,635		70,736		118,168		158,285
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$63,969	$1,091	$33,949	$480	$103,676	$877	$79,790	$504
Inventory adjustments(ii)	(8,971)	(153)	20,746	293	13,534	115	31,673	200
Realized gains and losses on hedges of production costs	770	13	(127)	(2)	1,848	16	(612)	(4)
Other adjustments(v)	5,555	95	4,079	58	9,903	83	6,841	44
Cash operating costs (co-product basis)	$61,323	$1,046	$58,647	$829	$128,961	$1,091	$117,692	$744
By-product metal revenues	(15,157)	(259)	(18,643)	(263)	(29,689)	(251)	(35,861)	(227)
Cash operating costs (by-product basis)	$46,166	$787	$40,004	$566	$99,272	$840	$81,831	$517

LaRonde mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		347		423		736		877
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$63,969	$185	$33,949	$80	$103,676	$141	$79,790	$91
Production costs (C$)	$85,861	$247	$43,317	$103	$139,434	$189	$101,332	$115
Inventory adjustments (C$)(ii)	(11,297)	(33)	25,856	61	18,426	25	38,213	44
Other adjustments (C$)(v)	(3,302)	(8)	(3,371)	(8)	(6,443)	(8)	(6,877)	(8)
Minesite operating costs (C$)	$71,262	$206	$65,802	$156	$151,417	$206	$132,668	$151

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		18,145		17,774		38,219		35,262
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$21,763	$1,199	$17,133	$964	$43,987	$1,151	$33,866	$960
Inventory adjustments(ii)	(784)	(43)	350	20	(261)	(7)	815	24
Realized gains and losses on hedges of production costs	257	14	(30)	(2)	616	16	(143)	(4)
Other adjustments(v)	775	43	19	1	1,111	29	49	1
Cash operating costs (co-product basis)	$22,011	$1,213	$17,472	$983	$45,453	$1,189	$34,587	$981
By-product metal revenues	(271)	(15)	(28)	(1)	(546)	(14)	(119)	(3)
Cash operating costs (by-product basis)	$21,740	$1,198	$17,444	$982	$44,907	$1,175	$34,468	$978

LaRonde Zone 5 mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		313		291		632		570
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$21,763	$70	$17,133	$59	$43,987	$70	$33,866	$59
Production costs (C$)	$29,277	$94	$21,854	$75	$59,265	$94	$43,027	$75
Inventory adjustments (C$)(ii)	(1,147)	(4)	523	2	(409)	(1)	1,099	2
Minesite operating costs (C$)	$28,130	$90	$22,377	$77	$58,856	$93	$44,126	$77

LaRonde complex Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		76,780		88,510		156,387		193,547
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$85,732	$1,117	$51,082	$577	$147,663	$944	$113,656	$587
Inventory adjustments(ii)	(9,755)	(127)	21,096	238	13,273	85	32,488	168
Realized gains and losses on hedges of production costs	1,027	13	(157)	(2)	2,464	16	(755)	(4)
Other adjustments(v)	6,330	82	4,098	47	11,014	70	6,890	36
Cash operating costs (co-product basis)	$83,334	$1,085	$76,119	$860	$174,414	$1,115	$152,279	$787
By-product metal revenues	(15,428)	(201)	(18,671)	(211)	(30,235)	(193)	(35,980)	(186)
Cash operating costs (by-product basis)	$67,906	$884	$57,448	$649	$144,179	$922	$116,299	$601

LaRonde complex Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		660		714		1,368		1,447
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$85,732	$130	$51,082	$72	$147,663	$108	$113,656	$79
Production costs (C$)	$115,138	$174	$65,171	$92	$198,699	$145	$144,359	$100
Inventory adjustments (C$)(ii)	(12,444)	(19)	26,379	37	18,017	13	39,312	27
Other adjustments (C$)(v)	(3,302)	(4)	(3,371)	(5)	(6,443)	(4)	(6,877)	(5)
Minesite operating costs (C$)	$99,392	$151	$88,179	$124	$210,273	$154	$176,794	$122

Canadian Malartic complex Per Ounce of Gold Produced(i)	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		177,755		87,186		258,440		167,695
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$144,190	$811	$56,405	$647	$201,481	$780	$113,342	$676
Inventory adjustments(ii)	43	—	2,139	25	538	2	2,867	17
Purchase price allocation to inventory(iv)	(22,821)	(128)	—	—	(22,821)	(88)	—	—
Other adjustments(v)	17,835	100	8,332	95	25,217	97	16,114	96
Cash operating costs (co-product basis)	$139,247	$783	$66,876	$767	$204,415	$791	$132,323	$789
By-product metal revenues	(2,069)	(11)	(1,243)	(14)	(3,207)	(12)	(2,905)	(17)
Cash operating costs (by-product basis)	$137,178	$772	$65,633	$753	$201,208	$779	$129,418	$772

Canadian Malartic complex Per Tonne(i)	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		4,882		2,399		7,144		4,811
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$144,190	$30	$56,405	$24	$201,481	$28	$113,342	$24
Production costs (C$)	$194,997	$40	$71,080	$30	$271,662	$38	$142,709	$30
Inventory adjustments (C$)(ii)	511	—	2,664	1	1,251	—	3,674	1
Purchase price allocation to inventory (C$)(iv)	(30,651)	(6)	—	—	(30,651)	(4)	—	—
Other adjustments (C$)(v)	23,599	5	10,581	4	33,424	5	20,228	4
Minesite operating costs (C$)	$188,456	$39	$84,325	$35	$275,686	$39	$166,611	$35

Goldex mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		37,716		36,877		71,739		71,322
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$28,160	$747	$26,530	$719	$55,995	$781	$52,747	$740
Inventory adjustments(ii)	582	16	(22)	(1)	(455)	(6)	688	10
Realized gains and losses on hedges of production costs	505	13	(56)	(1)	1,212	17	(271)	(5)
Other adjustments(v)	40	1	41	1	102	1	95	2
Cash operating costs (co-product basis)	$29,287	$777	$26,493	$718	$56,854	$793	$53,259	$747
By-product metal revenues	(11)	(1)	(5)	—	(25)	(1)	(21)	(1)
Cash operating costs (by-product basis)	$29,276	$776	$26,488	$718	$56,829	$792	$53,238	$746

Goldex mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		761		738		1,459		1,482
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$28,160	$37	$26,530	$36	$55,995	$38	$52,747	$36
Production costs (C$)	$37,859	$50	$33,951	$46	$75,486	$52	$67,171	$45
Inventory adjustments (C$)(ii)	730	1	23	—	(660)	(1)	915	1
Minesite operating costs (C$)	$38,589	$51	$33,974	$46	$74,826	$51	$68,086	$46

Detour Lake mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		169,352		195,515		331,209		295,958
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$112,796	$666	$137,429	$703	$226,818	$685	$257,394	$870
Inventory adjustments(ii)	(474)	(3)	3,988	20	(168)	—	(12,633)	(43)
Realized gains and losses on hedges of production costs	2,541	15	—	—	6,095	18	—	—
Purchase price allocation to inventory(iv)	—	—	(22,690)	(116)	—	—	(68,837)	(233)
Other adjustments(v)	9,410	56	7,304	38	16,985	51	11,589	40
Cash operating costs (co-product basis)	$124,273	$734	$126,031	$645	$249,730	$754	$187,513	$634
By-product metal revenues	(505)	(3)	(1,015)	(5)	(1,187)	(4)	(2,220)	(8)
Cash operating costs (by-product basis)	$123,768	$731	$125,016	$640	$248,543	$750	$185,293	$626

Detour Lake mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		6,800		6,519		13,197		9,789
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$112,796	$17	$137,429	$21	$226,818	$17	$257,394	$26
Production costs (C$)	$151,645	$22	$175,421	$27	$305,553	$23	$327,239	$33
Inventory adjustments (C$)(ii)	12,357	2	5,205	1	12,872	1	(15,867)	(2)
Purchase price allocation to inventory(C$)(iv)	—	—	(29,108)	(5)	—	—	(87,508)	(9)
Other adjustments (C$)(v)	11,381	2	9,349	1	20,146	2	14,749	2
Minesite operating costs (C$)	$175,383	$26	$160,867	$24	$338,571	$26	$238,613	$24

Macassa mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		57,044		61,262		121,159		85,750
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$38,545	$676	$33,001	$539	$76,504	$631	$65,315	$762
Inventory adjustments(ii)	(178)	(3)	953	16	(1,473)	(11)	(1,147)	(13)
Realized gains and losses on hedges of production costs	812	14	—	—	1,949	16	—	—
Purchase price allocation to inventory(iv)	—	—	501	8	—	—	(10,326)	(120)
Other adjustments(v)	3,613	63	1,332	21	4,757	39	1,288	14
Cash operating costs (co-product basis)	$42,792	$750	$35,787	$584	$81,737	$675	$55,130	$643
By-product metal revenues	(168)	(3)	(114)	(2)	(376)	(3)	(187)	(2)
Cash operating costs (by-product basis)	$42,624	$747	$35,673	$582	$81,361	$672	$54,943	$641

Macassa mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		112		88		199		135
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$38,545	$344	$33,001	$374	$76,504	$384	$65,315	$483
Production costs (C$)	$51,994	$464	$42,211	$479	$103,236	$519	$83,041	$615
Inventory adjustments (C$)(ii)	(359)	(3)	1,278	14	(2,076)	(10)	(1,366)	(10)
Purchase price allocation to inventory(C$)(iv)	—	—	450	5	—	—	(13,128)	(97)
Other adjustments (C$)(v)	4,775	42	1,725	21	6,291	30	1,657	12
Minesite operating costs (C$)	$56,410	$503	$45,664	$519	$107,451	$539	$70,204	$520

Meliadine mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		87,682		97,572		178,149		178,276
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$78,817	$899	$86,386	$885	$160,011	$898	$165,065	$926
Inventory adjustments(ii)	11,228	128	(3,671)	(38)	14,852	83	(39)	—
Realized gains and losses on hedges of production costs	(451)	(5)	(884)	(9)	(363)	(2)	(2,195)	(13)
Other adjustments(v)	(118)	(2)	68	1	(13)	—	163	1
Cash operating costs (co-product basis)	$89,476	$1,020	$81,899	$839	$174,487	$979	$162,994	$914
By-product metal revenues	(139)	(1)	(188)	(2)	(339)	(1)	(405)	(2)
Cash operating costs (by-product basis)	$89,337	$1,019	$81,711	$837	$174,148	$978	$162,589	$912

Meliadine mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		461		449		937		881
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$78,817	$171	$86,386	$192	$160,011	$171	$165,065	$187
Production costs (C$)	$105,834	$230	$109,488	$244	$214,715	$229	$208,925	$237
Inventory adjustments (C$)(ii)	14,556	31	(4,241)	(10)	19,606	21	284	—
Minesite operating costs (C$)	$120,390	$261	$105,247	$234	$234,321	$250	$209,209	$237

Meadowbank complex Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		94,775		96,698		205,885		156,463
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$117,488	$1,240	$107,373	$1,110	$247,492	$1,202	$204,084	$1,304
Inventory adjustments(ii)	(5,048)	(54)	(9,132)	(94)	(6,702)	(32)	6,071	39
Realized gains and losses on hedges of production costs	(2,118)	(22)	(1,631)	(17)	(3,617)	(18)	(3,674)	(23)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(1,436)	(9)
Other adjustments(v)	4	—	(26)	—	(51)	—	40	—
Cash operating costs (co-product basis)	$110,326	$1,164	$96,584	$999	$237,122	$1,152	$205,085	$1,311
By-product metal revenues	(723)	(8)	(587)	(6)	(1,548)	(8)	(882)	(6)
Cash operating costs (by-product basis)	$109,603	$1,156	$95,997	$993	$235,574	$1,144	$204,203	$1,305

Meadowbank complex Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		845		930		1,828		1,785
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$117,488	$139	$107,373	$116	$247,492	$135	$204,084	$114
Production costs (C$)	$157,407	$186	$136,663	$147	$330,385	$181	$259,128	$145
Inventory adjustments (C$)(ii)	(6,632)	(8)	(10,911)	(12)	(8,858)	(5)	7,897	5
Operational care and maintenance due to COVID-19 (C$)(iii)	—	—	—	—	—	—	(1,793)	(1)
Minesite operating costs (C$)	$150,775	$178	$125,752	$135	$321,527	$176	$265,232	$149

Fosterville mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		81,813		86,065		168,371		167,892
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$35,831	$438	$48,303	$561	$72,430	$430	$136,304	$812
Inventory adjustments(ii)	(522)	(6)	(970)	(12)	(2,885)	(17)	(6,809)	(41)
Realized gains and losses on hedges of production costs	489	6	—	—	677	4	—	—
Purchase price allocation to inventory(iv)	—	—	(16,997)	(197)	—	—	(73,674)	(439)
Other adjustments(v)	(7)	(1)	—	—	39	—	—	—
Cash operating costs (co-product basis)	$35,791	$437	$30,336	$352	$70,261	$417	$55,821	$332
By-product metal revenues	(121)	(1)	(125)	(1)	(278)	(1)	(313)	(1)
Cash operating costs (by-product basis)	$35,670	$436	$30,211	$351	$69,983	$416	$55,508	$331

Fosterville mine Per Tonne	Three Months Ended June 30, 2023				Three Months Ended June 30, 2022				Six Months Ended June 30, 2023				Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)			176				122				324				213
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$35,831		$204		$48,303		$396		$72,430		$224		$136,304		$641
Production costs (A$)	A$	54,280	A$	308	A$	71,814	A$	597	A$	108,462	A$	335	A$	189,040	A$	890
Inventory adjustments (A$)(ii)		(756)		(4)		(1,204)		(9)		(4,357)		(14)		(9,409)		(43)
Purchase price allocation to inventory(A$)(iv)		—		—		(26,678)		(218)		—		—		(102,178)		(478)
Minesite operating costs (A$)	A$	53,524	A$	304	A$	43,932	A$	370	A$	104,105	A$	321	A$	77,453	A$	369

Kittila mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		50,130		64,814		113,822		110,322
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$43,336	$864	$53,315	$823	$96,631	$849	$102,766	$932
Inventory adjustments(ii)	2,784	56	(1,164)	(19)	2,744	24	(3,955)	(36)
Realized gains and losses on hedges of production costs	(925)	(18)	1,542	24	(1,558)	(14)	2,220	20
Other adjustments(v)	(50)	(1)	39	1	(1,273)	(11)	93	1
Cash operating costs (co-product basis)	$45,145	$901	$53,732	$829	$96,544	$848	$101,124	$917
By-product metal revenues	(93)	(2)	(78)	(1)	(162)	(1)	(167)	(2)
Cash operating costs (by-product basis)	$45,052	$899	$53,654	$828	$96,382	$847	$100,957	$915

Kittila mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)		417		556		913		1,017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$43,336	$104	$53,315	$96	$96,631	$106	$102,766	$101
Production costs (€)	€42,251	€101	€49,550	€89	€91,002	€100	€93,458	€92
Inventory adjustments (€)(ii)	946	3	(655)	(1)	832	1	(2,929)	(3)
Minesite operating costs (€)	€43,197	€104	€48,895	€88	€91,834	€101	€90,529	€89

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		22,159		23,020		46,293		48,190
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$34,709	$1,566	$39,873	$1,732	$67,631	$1,461	$72,409	$1,503
Inventory adjustments(ii)	761	34	(2,955)	(128)	513	11	(2,156)	(45)
Realized gains and losses on hedges of production costs	(690)	(31)	(313)	(14)	(1,143)	(25)	(547)	(11)
Other adjustments(v)	286	13	322	14	578	13	625	12
Cash operating costs (co-product basis)	$35,066	$1,582	$36,927	$1,604	$67,579	$1,460	$70,331	$1,459
By-product metal revenues	(6,653)	(300)	(5,082)	(221)	(12,227)	(264)	(11,345)	(235)
Cash operating costs (by-product basis)	$28,413	$1,282	$31,845	$1,383	$55,352	$1,196	$58,986	$1,224

Pinos Altos mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore processed (thousands of tonnes)		401		366		765		750
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$34,709	$87	$39,873	$109	$67,631	$88	$72,409	$97
Inventory adjustments(ii)	1,905	3	(2,955)	(8)	1,657	3	(2,156)	(3)
Minesite operating costs	$36,614	$90	$36,918	$101	$69,288	$91	$70,253	$94

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		165		635		409		1,641
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$484	$762	$—	$—	$1,099	$670
Inventory adjustments(ii)	—	—	60	95	—	—	(27)	(16)
Other adjustments(v)	—	—	30	49	—	—	48	29
Cash operating costs (co-product basis)	$—	$—	$574	$906	$—	$—	$1,120	$683
By-product metal revenues	—	—	(5)	(7)	—	—	(140)	(85)
Cash operating costs (by-product basis)	$—	$—	$569	$899	$—	$—	$980	$598

Creston Mascota mine Per Tonne(vi)	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore processed (thousands of tonnes)		—		—		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$—	$—	$484	$—	$—	$—	$1,099	$—
Inventory adjustments(ii)	—	—	60	—	—	—	(27)	—
Other adjustments(v)	—	—	(544)	—	—	—	(1,072)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—

La India mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)		17,833		20,016		34,154		41,718
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$23,649	$1,326	$17,455	$872	$43,741	$1,281	$35,190	$844
Inventory adjustments(ii)	1,318	74	1,564	78	2,766	80	2,132	51
Other adjustments(v)	134	8	177	9	263	8	373	9
Cash operating costs (co-product basis)	$25,101	$1,408	$19,196	$959	$46,770	$1,369	$37,695	$904
By-product metal revenues	(407)	(23)	(451)	(23)	(722)	(21)	(1,159)	(28)
Cash operating costs (by-product basis)	$24,694	$1,385	$18,745	$936	$46,048	$1,348	$36,536	$876

La India mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore processed (thousands of tonnes)		880		1,356		1,540		2,919
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$23,649	$27	$17,455	$13	$43,741	$28	$35,190	$12
Inventory adjustments(ii)	1,318	1	1,564	1	2,766	2	2,132	1
Minesite operating costs	$24,967	$28	$19,019	$14	$46,507	$30	$37,322	$13

Notes:

(i) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv) On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa, and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory at the Canadian Malartic complex as part of the purchase price allocation.

(v) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.

(vi) The Creston Mascota mine's cost calculations per tonne for the three and six months ended June 30, 2022 excludes approximately $0.5 and $1.1 million of production costs incurred during the period, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced(vii) and All-in Sustaining Costs per Ounce of Gold Produced(vii)

Refer to Note to Investors Concerning Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced.

The following tables set out a reconciliation of production costs to the Company's use of the non-GAAP measure all-in sustaining costs per ounce of gold produced for the six months ended June 30, 2023 and June 30, 2022 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce of gold produced, except where noted)	2023	2022	2023	2022
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$743,253	$657,636	$1,396,397	$1,319,371
Gold production (ounces)	873,204	858,170	1,686,017	1,518,774
Production costs per ounce of adjusted gold production	$851	$766	$828	$869
Adjustments:
Inventory adjustments(i)	1	14	14	12
Purchase price allocation to inventory(ii)	(26)	(46)	(13)	(101)
Realized gains and losses on hedges of production costs	1	(2)	3	(3)
Operational care and maintenance costs due to COVID-19(iii)	—	—	—	(1)
Other(iv)	43	26	34	24
Total cash costs per ounce of gold produced (co-product basis)(v)	$870	$758	$866	$800
By-product metal revenues	(30)	(32)	(30)	(37)
Total cash costs per ounce of gold produced (by-product basis)(v)	$840	$726	$836	$763
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	237	231	226	197
General and administrative expenses (including stock option expense)	54	57	57	77
Non-cash reclamation provision and sustaining leases(vi)	19	12	19	14
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,150	$1,026	$1,138	$1,051
By-product metal revenues	30	32	30	37
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,180	$1,058	$1,168	$1,088

Notes:

(i)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)	On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory at the Canadian Malartic complex as part of the purchase price allocation.

(iii)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as "other adjustments" and, as of 2022, have been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv)	Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.

(v)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne for more information on the Company’s use of total cash cost per ounce of gold produced.

(vi)	Sustaining leases are lease payments related to sustaining assets.

Reconciliation of Operating Margin(i) to Net Income

Refer to Note to Investors Concerning Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's disclosure of the non-GAAP measure operating margin.

The following table sets out a reconciliation of net income to operating margin for the six months ended June 30, 2023 and June 30, 2022.

	Three Months Ended June 30, 2023
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$133,865	$(63,969)	$69,896
LaRonde Zone 5 mine	36,558	(21,763)	14,795
Canadian Malartic complex(ii)	335,871	(144,190)	191,681
Goldex mine	73,272	(28,160)	45,112
Detour Lake mine	317,068	(112,796)	204,272
Macassa mine	112,879	(38,545)	74,334
Meliadine mine	157,179	(78,817)	78,362
Meadowbank complex	195,856	(117,488)	78,368
Fosterville mine	168,074	(35,831)	132,243
Kittila mine	102,868	(43,336)	59,532
Pinos Altos mine	50,389	(34,709)	15,680
La India mine	34,318	(23,649)	10,669
Segment totals	$1,718,197	$(743,253)	$974,944
Corporate and other:
Exploration and corporate development			54,422
Amortization of property, plant, and mine development			381,262
General and administrative			47,312
Finance costs			35,837
Gain on derivative financial instruments			(26,433)
Environmental remediation			(1,420)
Foreign currency translation loss			4,014
Care and maintenance			9,411
Other expenses			4,199
Income and mining taxes expense			139,519
Net income per condensed interim consolidated statements of income			$326,821

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

Reconciliation of Operating Margin(i) to Net Income

	Six Months Ended June 30, 2023
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$236,085	$(103,676)	$132,409
LaRonde Zone 5 mine	66,080	(43,987)	22,093
Canadian Malartic complex(ii)	473,945	(201,481)	272,464
Goldex mine	141,335	(55,995)	85,340
Detour Lake mine	623,663	(226,818)	396,845
Macassa mine	230,738	(76,504)	154,234
Meliadine mine	326,713	(160,011)	166,702
Meadowbank complex	405,669	(247,492)	158,177
Fosterville mine	337,375	(72,430)	264,945
Kittila mine	218,887	(96,631)	122,256
Pinos Altos mine	101,837	(67,631)	34,206
La India mine	65,531	(43,741)	21,790
Segment totals	$3,227,858	$(1,396,397)	$1,831,461
Corporate and other:
Exploration and corporate development			108,190
Amortization of property, plant, and mine development			685,221
General and administrative			95,520
Finance costs			59,285
Gain on derivative financial instruments			(32,972)
Environmental remediation			(1,977)
Foreign currency translation loss			4,234
Care and maintenance			20,656
Revaluation gain			(1,543,414)
Other expenses			24,879
Income and mining taxes expense			268,127
Net income per condensed interim consolidated statements of income			$2,143,712

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended June 30, 2022(ii)
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$124,826	$(33,949)	$90,877
LaRonde Zone 5 mine	24,999	(17,133)	7,866
Canadian Malartic complex(iii)	160,866	(56,405)	104,461
Goldex mine	68,186	(26,530)	41,656
Detour Lake mine	352,270	(137,429)	214,841
Macassa mine	107,779	(33,001)	74,778
Meliadine mine	183,126	(86,386)	96,740
Meadowbank complex	175,417	(107,373)	68,044
Fosterville mine	173,745	(48,303)	125,442
Kittila mine	120,926	(53,315)	67,611
Pinos Altos mine	51,360	(39,873)	11,487
Creston Mascota mine	1,126	(484)	642
La India mine	36,432	(17,455)	18,977
Segment totals	$1,581,058	$(657,636)	$923,422
Corporate and other:
Exploration and corporate development			70,352
Amortization of property, plant, and mine development			269,891
General and administrative			49,275
Finance costs			20,961
Loss on derivative financial instruments			40,753
Environmental remediation			(319)
Foreign currency translation gain			(13,492)
Care and maintenance			9,257
Other expenses			19,893
Income and mining taxes expense			166,462
Net income per condensed interim consolidated statements of income			$290,389

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of operating margin.

(ii)	Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(iii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

Reconciliation of Operating Margin(i) to Net Income

	Six Months Ended June 30, 2022(ii)
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$274,231	$(79,790)	$194,441
LaRonde Zone 5 mine	58,388	(33,866)	24,522
Canadian Malartic complex(iii)	297,105	(113,342)	183,763
Goldex mine	131,521	(52,747)	78,774
Detour Lake mine	600,293	(257,394)	342,899
Macassa mine	164,248	(65,315)	98,933
Meliadine mine	346,084	(165,065)	181,019
Meadowbank complex	266,930	(204,084)	62,846
Hope Bay mine	144	—	144
Fosterville mine	368,602	(136,304)	232,298
Kittila mine	216,488	(102,766)	113,722
Pinos Altos mine	103,327	(72,409)	30,918
Creston Mascota mine	2,918	(1,099)	1,819
La India mine	76,467	(35,190)	41,277
Segment totals	$2,906,746	$(1,319,371)	$1,587,375
Corporate and other:
Exploration and corporate development			136,194
Amortization of property, plant, and mine development			525,535
General and administrative			116,817
Finance costs			43,614
Loss on derivative financial instruments			12,089
Environmental remediation			(2,618)
Foreign currency translation gain			(12,282)
Care and maintenance			19,713
Other expenses			111,791
Income and mining taxes expense			227,057
Net income per condensed interim consolidated statements of income			$409,465

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)	Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(iii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Sustaining capital expenditures(i)(ii)	$206,914	$198,024	$381,545	$299,750
Development capital expenditures(i)(ii)	209,133	203,546	376,236	351,905
Total Capital Expenditures	$416,047	$401,570	$757,781	$651,655
Working capital adjustments	7,574	7,026	50,774	50,092
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$423,621	$408,596	$808,555	$701,747

Note:

(i)	Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note on Certain Measures of Performance for more information on the Company's use of the measures sustaining capital expenditures and development capital expenditures.

(ii)	Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Reconciliation of Long-Term Debt to Net Debt

	As at	As at
	June 30, 2023	December 31, 2022
Current portion of long-term debt per the consolidated balance sheets	$—	$100,000
Non-current portion of long-term debt	1,942,019	1,242,070
Long-term debt	$1,942,019	$1,342,070
Adjustments:
Cash and cash equivalents	$(432,526)	$(658,625)
Net Debt	$1,509,493	$683,445

Reconciliation of Adjusted Net Income(i) to Net Income

(thousands of United States dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
		Restated(ii)		Restated(ii)
Net income for the period - basic	$326,821	$290,389	$2,143,712	$409,465
Dilutive impact of cash settling LTIP	(1,140)	(2,745)	(2,916)	398
Net income for the period - diluted	$325,681	$287,644	$2,140,796	$409,863
Foreign currency translation loss (gain)	4,014	(13,492)	4,234	(12,282)
Realized and unrealized (gain) loss on derivative financial instruments	(26,433)	40,753	(32,972)	12,089
Transaction costs and severance related to acquisitions	1,674	11,372	16,912	92,139
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Environmental remediation	(1,420)	(319)	(1,977)	(2,618)
Integration costs	—	457	—	457
Net loss on disposal of property,plant and equipment	1,058	2,828	3,601	3,914
Purchase price allocation to inventory(iii)	22,821	39,185	22,821	152,836
Income and mining taxes adjustments	(6,121)	(9,516)	(19,223)	(49,398)
Adjusted net income for the period - basic	$322,414	$361,657	$593,694	$606,602
Adjusted net income for the period - diluted	$321,274	$358,912	$590,778	$607,000

Notes:

(i)	Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note on Certain Measures of Performance for more information on the Company's use of adjusted net income.

(ii)	Certain previously reported line items have been restated to reflect the final purchase price allocation of the Kirkland Merger.

(iii)	As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income.